SIDLEY AUSTIN LLP
**SIDLEY**

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, DC

gsanclemente@sidl[redacted]
(212) 839-5569

06011744

March 16, 2006

**BY HAND**



Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Electric Interconnection

Re: ~~Interconexión Eléctrica~~ S.A. E.S.P.
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~ 82-34786

SUPPL

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

*Information for the Months of October, November and December of the Year 2005- "Información Eventual" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission").*

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from September 30 until November 25, 2005).

2. Letter from Duff and Phelps de Colombia S.A. to the Colombian Securities Exchange Commission dated September 28, 2005, regarding the rating of certain bonds.

3. Document regarding the issuance of guarantees by the Issuer to guarantee the debt service of loans extended to two of its affiliates.

4. Document dated October 28, 2005 containing an abstract of the Board of Directors of ISA No. 629. The document contains resolutions adopted by the Board of Directors in connection with: (i) the size of a bond issuance and (ii) an authorization to the General Manager regarding such bond issuance.

Dlw 3/20

5. Letter from the Issuer to the Colombian Securities Commission dated November 16, 2005 regarding pre-arranged operations.

6. Document posted on November 25, 2005 which describes the domicile, purpose and capital stock of ISA Capital do Brasil Ltda., a new affiliate of Issuer in Brazil.

7. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from November 29, 2005 until January 5, 2006).

8. Letter from Duff and Phelps de Colombia S.A. to the Colombian Securities Exchange Commission dated December 2, 2005, regarding the rating of certain bonds.

9. Document posted on December 13, 2005, containing an abstract of the general stockholders' meeting of Flycom Comunicaciones S.A. ESP ("Flycom") whereby a capital reduction of Flycom is approved in order to offset losses.

10. Letter from Duff and Phelps de Colombia S.A. to the Colombian Securities Exchange Commission dated December 2, 2005, regarding the rating of certain bonds.

11. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from January 6, 2006 until February 28, 2006).

12. Letter from the Issuer to the Colombian Securities Commission posted on February 1, 2006, filed in compliance with Resolution 116 of 2002 regarding shareholders' proxies and representation.

13. Notice posted on February 27, 2006 with respect to the ordinary stockholders' meeting of the Issuer to be held on March 27, 2006.

14. Proposal for the distribution of dividends to be submitted to the March 27, 2006 stockholders' meeting.

*Financial information for the Quarter ending on December 31, 2005.*

15. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of October 2005, regarding the placement of securities by the Issuer in the primary market.

16. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of November 2005, regarding the placement of securities by the Issuer in the primary market.

17. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of December 2005 regarding the placement of securities by the Issuer in the primary market.

18. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three month period ended December 31, 2005.

*Other Corporate Information Regarding the Stockholders' Meeting.*

19. Propositions for approval by the Stockholders' Meeting (preliminary version)
- Appointment of independent auditors and fees
- Issuance of preferred stock with no voting rights
- Issuance of bonds
- Appropriation and distribution of year 2005 earnings to establish a reserve required by fiscal authorities, declare dividends, and establish an occasional reserve for protection of equity

Sincerely yours,

Gilberto E. Sanclemente

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Janet E. Miller

Entity : INTERCONEXION ELECTRICA S.A. E.S.P.

| Date | Time | Subject | Summary | Attachment |
|---|---|---|---|---|
| 25/11/2005 | 11:31:35 | New activities or businesses | New affiliate of ISA E.S.P. established in Brazil | See attachment |
| 24/11/2005 | 12:01:43 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 29/11/2005, by which agreement a beneficial owner has agreed to purchase 14,913 ISA shares at market price. | N/A |
| 23/11/2005 | 10:25:35 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 25/11/2005, by which agreement a beneficial owner has agreed to purchase 5,675 ISA shares at market price. | N/A |
| 22/11/2005 | 15:34:29 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 24/11/2005, by which agreement a beneficial owner has agreed to purchase 20,677 ISA shares at market price. | N/A |
| 18/11/2005 | 15:09:14 | Issuer's legal issues | No process of nullity and redress claims against the State (Ministry of Mines), | N/A |

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

## Entity : INTERCONEXION ELECTRICA S.A. E.S.P.

| Date | Time | Subject | Summary | Attachment |
|---|---|---|---|---|
| 25/11/2005 | 11:31:35 | New activities or businesses | New affiliate of ISA E.S.P. established in Brazil | See attachment |
| 24/11/2005 | 12:01:43 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 29/11/2005, by which agreement a beneficial owner has agreed to purchase 14,913 ISA shares at market price. | N/A |
| 23/11/2005 | 10:25:35 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 25/11/2005, by which agreement a beneficial owner has agreed to purchase 5,675 ISA shares at market price. | N/A |
| 22/11/2005 | 15:34:29 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 24/11/2005, by which agreement a beneficial owner has agreed to purchase 20,677 ISA shares at market price. | N/A |
| 18/11/2005 | 15:09:14 | Issuer's legal issues | No process of nullity and redress claims against the State (Ministry of Mines), | N/A |

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

| | | | | |
|---|---|---|---|---|
| | | | CREG and ISA was served during October of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001. | |
| 18/11/2005 | 15:08:55 | Issuer's legal issues | No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during October of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001. | N/A |
| 16/11/2005 | 16:37:45 | Pre-agreed operations | Communication 200511-888 | See attachment |
| 15/11/2005 | 17:00:50 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 22/11/2005, by which agreement a beneficial owner has agreed to purchase 2,739 ISA shares at market price. | N/A |
| 15/11/2005 | 16:56:54 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 22/11/2005, by which agreement a beneficial owner has agreed to purchase 21,272 ISA shares at market price. | N/A |

ANA LUCÍA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

| | | | | |
|---|---|---|---|---|
| 31/10/2005 | 11:48:11 | Securities underwriting | Board of Directors meeting No. 629 of October 28, 2005 approved Decision 54 regulating the Program for Issue and Underwriting of Domestic Bonds of ISA and granting authority to the General Manager. | See attachment |
| 31/10/2005 | 11:35:12 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 03/11/2005, by which agreement a beneficial owner has agreed to purchase 143 ISA shares at market price. | N/A |
| 21/10/2005 | 08:50:03 | Investment in other corporations | ISA's investment in its new affiliate, XM Compañía de Expertos en Mercados S.A ESP, totals COL$ 14,789,000,000 that represent 14,789,000 shares and correspond to 99.73% of social capital. XM started commercial operation on October 1st of 2005. | N/A |
| 20/10/2005 | 11:51:41 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 26/10/2005, by which agreement a beneficial owner has agreed to purchase 13,060 ISA shares at market price. | N/A |

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

| | | | | |
|---|---|---|---|---|
| 19/10/2005 | 13:52:45 | Earnings and Losses Project approved by the Stockholders' Meeting | In line with the COL$101,796 million earnings and reserves distribution approved by the Stockholders' Meeting, today starts the year's first dividend payment in the amount of COL$26.50 per each of the 960,341,683 outstanding common shares. | N/A |
| 14/10/2005 | 14:24:31 | Issuer's legal issues | No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during September of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001. | N/A |
| 10/10/2005 | 14:44:35 | Investment in other corporations | ISA's new affiliate, XM Compañía de Expertos en Mercados S.A, established by Public Deed No. 1080 of September 1, 2005, started operations on October 1st. Its purpose will be to administer and operate the Wholesale Energy Market. | N/A |
| 06/10/2005 | 09:24:11 | Posting of bonds and guarantees in favor of third parties | ISA is posting two (2) bank guarantees as provided in the attached information | See attachment |

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

| | | | | |
|---|---|---|---|---|
| 30/09/2005 | 10:06:07 | Securities Rating | Communication 20059-1394 | See attachment |

*****************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of the Summary of Other Relevant Information as of November 29, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, November 29 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

2005 MAR 20 A 11:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**DCR**

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Calle 69 A No. 9-85

Bogotá, Colombia

www.dcrcolombia.com.co

PBX: 347 45 73

Fax: 347 45 74

Bogotá, September 28, 2005

Sticker:

Securities and Exchange Commission barcode: 170449

Registration No. : 20059-1394

Date : 28/08/2005 16:40

Procedure : 58 OTHER RELEVANT INFORMATION

Activity : 1 REQUEST/ SUBMITTAL

Section : 220 Attachments: 0 SA

ENTITY : 084001

PROCEDURE: 330

ACTIVITY: 04

ATTACHMENTS: 00

Mr.

CESAR PRADO VILLEGAS

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Delegate Superintendent for Issuers

SECURITIES AND EXCHANGE COMMISSION

Bogota

Dear Mr. Prado,

We would like to inform you that the Board of Directors of Duff & Phelps de Colombia S.A., in its meeting of September 22, 2005, carried out a special revision of Interconexion Electrica S. A. E. S. P.'s COL$450 billion bond program, due to its extension up to COL$850 billion. The "AAA" rating was upheld. Such a rating denotes issues of the highest credit quality; risk factors are virtually nonexistent.

Additionally, the rating reflects:

The bond program, which started in 2004 for an amount of COL$450 billion, will be expanded to COL$850 million. So far, COL$358,865 million have been already underwritten and used in substitution of financial liabilities and working capital. The remaining balance will be used for investment, working capital and debt substitution operations. According to ISA's projections and investment plan, debt will steadily increase to a maximum level at the end of 2007 of approximately COL$2,168,547 million. As a result, in 2006 and 2007, debt-coverage indicators will drop to grow again in 2008 when UPMES 01 and 02 become fully operational, and also because of the return of some investments that are currently under

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

analysis. Duff and Phelps de Colombia deems the projected indebtedness in line with the Company's results, and in its opinion, debt-coverage indicators correspond to the rating assigned and the nature of the business.

It is important to mention that ISA's revenues from energy transmission and connection services are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to macroeconomic cycles.

As of June of 2005, ISA's total revenues equaled COL$361,583 million, only 0.1% above the corresponding figure for 2004; the latter is explained by a 19% fall in revenues from ancillary activities resulting from changes in the terms of the grid usufruct contract. Accordingly, EBITDA at COL$249,592 was slightly lower than last year's. The above notwithstanding, as of March of 2005, EBITDA/interest ratio was 3.7x or three points above that of December of 2004.

In the first half of 2005, ISA's debt totaled COL$ 1,090,434 million, representing a 7% decrease with respect to December of 2004; such a decrease was the result of both capital amortizations and peso revaluation versus foreign currency. Currently, 90% of ISA's debt, including hedging operations, is denominated in local currency and 10% in foreign currency. 67% of debt is financed through domestic market bonds, 30% through multi-lateral organizations, 2% through commercial banks, and the remaining 1% through FEN.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The meeting of constitution of ISA's new affiliate, "XM Compañia de Expertos en Mercados S.A. E.S.P." took place on September 1st. The affiliate's purpose will be the provision of integrated operation, administration and development of wholesale energy and gas markets, locally, regionally and globally. This company will start operations on October 1st and will take over the revenues and expenses of CND and MEM, formerly recorded in ISA's financial statements. It is necessary to point out that since the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure.

In Colombia, Interconexión Eléctrica S.A. E.S.P. owns the largest participation in the National Transmission System (STN), with 69.4% of the System's total assets measured by the As-New-Replacement Value. As a result of the awarding of UPME 01 and 02 projects of 2003 ISA's share will increase, thus ratifying its position as owner of 100% of the 500kV grid in Colombia. Additionally, its STN share is further increased through its affiliate Transelca S.A. E.S.P., who owns 9.77% of the System measured with respect to the As-New-Replacement Value of the National Transmission System (STN) calculated with unit costs provided by CREG Resolution 026 of 1999. The value of the investment plus the difficulty of laying alternate grids constitute strong barriers to the entrance of prospective competitors, conditions that characterize ISA's current participation in the National Transmission System as a natural monopoly.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In the last few years, ISA Business Group has stood out as one of the main promoters and developers of energy projects in the Andean Region and Central America. ISA Business Group currently manages 84% of total transmission grids in Colombia, 79% in Peru, and 53% in Bolivia. ISA is present in Peru with the concession to operate and maintain the transmission system in Peru through "REP", Red de Energia del Peru, and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of an interconnection with Ecuador that started commercial operations in March of 2003; and in Bolivia, through ISA Bolivia, created for construction and operation of transmission lines. In February of the current year, ISA was accepted as the eighth partner of Empresa Propietaria de la Red (EPR), an electric project consisting of design and construction of approximately 1,830 kilometers of 230kV transmission lines, allowing interconnection of six Central American countries, from Guatemala to Panama.

In the area of telecommunications, ISA Business Group has an active participation through its companies FLYCOM and INTERNEXA, which deliver value-added and carrier-of-carriers services, nationally and internationally. Given that telecommunications business' risks are higher than those of the power sector, Duff & Phelps de Colombia S.A. will keep detailed follow-up of these companies' financial performance.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2005. CREG Resolution 007 of 2005 issued on February 24, 2005, sets forth for electricity providers, users, and other interested parties, the bases of a study to be conducted to determine formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. Accordingly, a Resolution with definite tariffs for transmission revenues will be ready for 2006; because of this, Duff & Phelps de Colombia considers that at the present there are elements of uncertainty in the transmission companies that do not allow it to infer the evolution of STN's remuneration with reasonable certainty.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, carriers continue to assume infrastructure recovery expenditures. Duff & Phelps will closely monitor the country's public order situation.

In order to comply with external circular No. 005 from the Colombian Securities and Exchange Commission, the rating resulting from this revision will be communicated to the Commission and the market in general, concurrently with the present communication.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Sincerely yours,

(signed)

GLAUCIA CALP

Senior Director

****************************************************

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of a rating from Duff & Phelps de Colombia dated September 28, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, November 29 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

# BANK GUARANTEES ESTABLISHED BY ISA DURING THE THIRD QUARTER

| AFFILIATE OR PROJECT | AMOUNT | GUARANTEE SUBJECT | TERM |
|---|---|---|---|
| ISA PERU | US$834,471 | Guaranteeing debt service on loan extended by IFC and FMO | Renewed from 08/28/05 to 08/28/06 |
| REP | US$729,312 | Guaranteeing quarterly debt service payments on loans contracted with Banco Continental and Banco de Credito del Peru syndicate. | Renewed from 09/15/05 to el 09/15/06 |

***************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a relation of ISA's guarantees during the third quarter.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, November 29 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In meeting No. 629 of October 28, 2005, the Board of Directors of ISA approved Decision 54 with the following articles:

**ARTICLE ONE:** To amend Article One of Decision 43 of November 21, 2003 that regulated the Program for Issue and Underwriting of Domestic Bonds of ISA so as to increase the amount therein determined at four hundred billion pesos (COL$400,000,000,000) to eight hundred and fifty billion pesos (COL$850,000,000,000). The additional COL$400.000 million will be earmarked for cash flow, debt handling operations and investments during the period 2005-2008. The amount so determined shall be adjusted as approved by the Ministry of Finance and Public Credit. To amend the term of the bonds so as to determine a term between one (1) and thirty (30) years starting on the date of issue of each trench. All other features of the Program as determined in Decision 43 of November 21, 2003 will remain in force.

**ARTICLE TWO:** To grant to the General Manager of Interconexion Electrica S. A. E. S. P. the power to carry out all actions necessary to determine the return of the securities, and in general, the financial conditions that will govern the public offering for every trench of the Issue Program according to the general terms provided for in the ruling and, in any case, in compliance with the general terms provided for by the market and the regulatory bodies that oversee the Program, and to subscribe, on behalf and representation of ISA, every contract and document, and to carry out every procedure and act that are necessary to carry out the Program for Issue and Underwriting of Domestic Bonds of ISA

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

*******************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of Decision 54 of the Board of Directors of ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, November 29 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

SURAMERICANA DE VALORES
SUVALOR
COMISIONISTA DE BOLSA

COMISIONISTA DE COLOMBIA

Medellin, November 16, 2005

Ms.
MARIA INES ORDOÑEZ ARANGO
Director Division of Inspection to Intermediaries
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68b-85, piso 2
Bogota D.C.



| | |
|---|---|
| Ref: 085022 | Cia. Suramericana de Valores S.A. SUVALOR |
| 330 | Stock Trading Authorization |
| 04 | Information Delivery |

Dear Ms. Maria Ines,

We refer to our communications identified with internal record numbers 120051, 12052, 12053 and 12054 sent by fax yesterday and would like to inform you that such transactions among one beneficial owner will be conducted on Wednesday, November 23 instead of Tuesday, November 22, as previously advised.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The date change is explained by our impossibility to inform the Colombian Stock Exchange during the hours established for such purpose. The remaining features of the transactions remain unaltered.

We would gladly provide any additional information you may need.

Best regards,

(signed)

Juan David Mejia Gutierrez

National Management Secretary General

****************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of a letter from SUVALOR to the Colombian Securities and Exchange Commission dated January 14, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, November 29 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2006 MAR 20 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Name:** ISA CAPITAL DO BRASIL LTDA.

**Domicile**: Rua Joaquim, 249, Loja 13, Liberdade, CEP 01508;001, São Paulo.

**Purpose**: The corporate purpose includes participation in the capital of other companies and in other undertakings as partner or shareholder, party in a joint venture, member of a consortium, or any other type of business cooperation.

**Capital Stock**: Subscribed capital totals R$500,000.00 (five hundred thousand Real) divided into 500,000 (five hundred thousand) equal shares of R$1.00 (one Real) each, that are distributed among stockholders as follows: (a) INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. owns 499,999 (four hundred ninety nine thousand nine hundred ninety nine) shares, with total value of R$499,999 Real. (b) FERNANDO ROJAS PINTO owns one (1) share worth R$1,00 (one Real).

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a description of ISA's new affiliate in Brazil - ISA CAPITAL DO BRASIL LTDA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, November 29 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

**Entity: INTERCONEXION ELECTRICA S.A. E.S.P.**

| Date | Time | Subject | Summary | Attachment |
|---|---|---|---|---|
| 05/01/2006 | 11:04:02 | Issuer's legal issues | No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during December of 2005, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001. | N/A |
| 23/12/2005 | 12:03:20 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 27/12/2005, by which agreement a beneficial owner has agreed to purchase 7,533 ISA shares at market price | N/A |
| 21/12/2005 | 11:44:40 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 26/12/2005, by which agreement a beneficial owner has agreed to | N/A |

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

| | | | | |
|---|---|---|---|---|
| | | | purchase 11,570 ISA shares at market price. | |
| 20/12/2005 | 15:10:30 | Securities Rating | Communication 200512-872 | See attachment |
| 16/12/2005 | 14:01:33 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 20/12/2005, by which agreement a beneficial owner has agreed to purchase 2,718 ISA shares at market price. | N/A |
| 15/12/2005 | 14:43:36 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 16/12/2005, by which agreement a beneficial owner has agreed to purchase 4,043 ISA shares at market price. | N/A |
| 14/12/2005 | 16:14:47 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 16/12/2005, by which agreement a beneficial owner has agreed to purchase 8,087 ISA shares at market price. | N/A |
| 13/12/2005 | 16:33:42 | Shareholders | | See |

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157

| | | | | |
|---|---|---|---|---|
| | | agreement | Capital reduction approved by Flycom's Stockholders' Meeting in order to offset losses. | attachment |
| 12/12/2005 | 15:15:45 | Securities Rating | Communication 200512-176 | See attachment |
| 29/11/2005 | 11:00:42 | Pre-agreed operations | This Commission has been informed of a pre-agreement scheduled for 05/12/2005, by which agreement a beneficial owner has agreed to purchase 20,677 ISA shares at market price. | N/A |

*******************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of the Summary of Contingent Information as of January 19, 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, January 19 of 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

2006 MAR 20 A 11:?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**DCR**

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Calle 69 A No. 9-85

Bogotá, Colombia

www.dcrcolombia.com.co

PBX: 347 45 73

Fax: 347 45 74

Bogotá, December 2, 2005

Sticker:

Securities and Exchange Commission barcode:

174884

| | | | |
|---|---|---|---|
| Registration No. | : 200512-176 | ENTITY : | 084001 |
| Date | : 05/12/2005 17:06 | PROCEDURE: | 330 |
| Procedure | : 58 CONTINGENT INFORMATION | ACTIVITY: | 04 |
| Activity | : 1 REQUEST/ SUBMITTAL | ATTACHMENTS: 0 | SA |
| Section | : 220 Attachments: 0 SA | | |

Mr.

CESAR PRADO VILLEGAS

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Delegate Superintendent for Issuers

SECURITIES AND EXCHANGE COMMISSION

Bogota

Dear Mr. Prado,

We would like to inform you that in its meeting of December 2, 2005, the Board of Directors of Duff & Phelps de Colombia S.A. carried out a special revision of Interconexion Electrica S. A. E. S. P.'s COL$850 billion bond program, on account of the changes approved by the Board of Directors of ISA to ruling of the Bond Issue and Underwriting Program regarding amount, term and destination of funds. The "AAA" rating was upheld. Such a rating denotes issues of the highest credit quality; risk factors are virtually nonexistent.

The special revision took into account the changes to the bonds' term – between one (1) and (30) years, starting on each tranche's issue date. Additionally, the rating reflects:

The bond program, which started in 2004 for an amount of COL$450 billion, was expanded up to a total of COL$850 million. So far, COL$358,865 million have been already underwritten and used in substitution of financial liabilities and working capital. The remaining balance will be used in investment, working capital and debt substitution operations. According to ISA's projections and investment plan, debt

will steadily increase to a maximum level at the end of 2007 of approximately COL$2,168,547 million. As a result, in 2006 and 2007, debt-coverage indicators will drop to grow again in 2008 when UPMES 01 and 02 become fully operational, and also owing to the return of some investments that are currently under analysis. Duff and Phelps de Colombia deems the projected indebtedness in line with the Company's results, and in its opinion, debt-coverage indicators correspond to the rating assigned and the nature of the business.

(sic) .....grid usufruct. Accordingly, EBITDA at COL$249,592 was slightly lower than that of same period of last year. The above notwithstanding, as of March of 2005, the company's debt coverage indicator, EBITDA/interest ratio was 3.7x or three points above that of December of 2004.

In the first half of 2005, ISA's debt totaled COL$ 1,090,434 million, representing a 7% decrease with respect to December of 2004; such a decrease was the result of both capital amortizations and peso revaluation versus foreign currency. Currently, 90% of ISA's debt, including hedging operations, is denominated in domestic currency and 10% in foreign currency. 67% of debt is financed through domestic market bonds, 30% through multi-lateral organizations, 2% through commercial banks, and the remaining 1% through FEN.

The meeting of constitution of ISA's new affiliate, "XM Compañia de Expertos en Mercados S.A. E.S.P." took place on September 1$^{st}$. The affiliate's purpose will be

the provision of integrated services of operation, administration and development of wholesale energy and gas markets, locally, regionally and globally. This company will start operations on October 1st and will take over the revenues and expenses of CND and MEM, formerly recorded in ISA's financial statements. It is necessary to point out that since the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure.

In Colombia, Interconexión Eléctrica S.A. E.S.P. owns the largest participation in the National Transmission System (STN), with 69.4% of the System's total assets measured by the As-New-Replacement Value. As a result of the awarding of UPME 01 and UPME 02 projects of 2003 ISA's share will increase, thus ratifying its position as owner of 100% of the 500kV grid in Colombia. Additionally, its STN share is further increased through its affiliate Transelca S.A. E.S.P., who owns 9.77% of the System measured with respect to the As-New-Replacement Value of the National Transmission System (STN) calculated with unit costs provided by CREG Resolution 026 of 1999. The value of the investment plus the difficulty of laying alternate grids constitute strong barriers to the entrance of prospective competitors, conditions that characterize ISA's current participation in the National Transmission System as a natural monopoly.

In the last few years, ISA Business Group has stood out as one of the main promoters and developers of energy projects in the Andean Region and Central

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

America. ISA Business Group currently manages 84% of total transmission grids in Colombia, 79% in Peru, and 53% in Bolivia. ISA is present in Peru with the concession to operate and maintain the transmission system in Peru through "REP", Red de Energia del Peru, and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of an interconnection with Ecuador that started commercial operations in March of 2003; and in Bolivia, through ISA Bolivia, created for construction and operation of transmission grids. In February of the current year, ISA was accepted as the eighth partner of Empresa Propietaria de la Red (EPR), an electric project consisting of design and construction of approximately 1,830 kilometers of 230kV transmission lines, allowing interconnection of six Central American countries, from Guatemala to Panama.

In the area of telecommunications, ISA Business Group has an active participation through its companies FLYCOM and INTERNEXA, which deliver value-added and carrier-of-carriers services, nationally and internationally. Given that telecommunications business' risks are higher than those of the power sector, Duff & Phelps de Colombia S.A. will keep detailed follow-up of these companies' financial performance.

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2005. CREG Resolution 007 of 2005 issued on February 24, 2005, sets forth for

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

electricity providers, users, and other interested parties, the bases of a study to be conducted to define formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. Accordingly, a Resolution with definite tariffs for transmission revenues will be ready for 2006; because of this, Duff & Phelps de Colombia considers that at the present there are elements of uncertainty in the transmission companies that do not allow it to infer the evolution of STN's remuneration with reasonable certainty.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, carriers continue to assume infrastructure recovery expenditures. Duff & Phelps will closely monitor the country's public order situation.

In order to comply with external circular No. 005 from the Colombian Securities and Exchange Commission, the rating resulting from this revision will be communicated to the Commission and the market in general, concurrently with the present communication.

Sincerely yours,

(signed)

GLAUCIA CALP

Senior Director

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

******************************************************

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in six pages of a rating from Duff & Phelps de Colombia dated December 2, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, January 19 of 2006.

**ANA LUCIA URIBE**
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED
2006 MAR 20 A 11: 29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# CAPITAL REDUCTION APPROVED BY FLYCOM'S STOCKHOLDERS' MEETING IN ORDER TO OFFSET LOSSES

Through a COL$12,905,719,680 capital reduction to offset corporate losses, the Special Shareholders' Meeting of Flycom Comunicaciones S.A. E.S.P. held in Bogota this afternoon thwarted a cause of dissolution, based on the financial statements as of November 30th of 2005 presented today to the Corporation's Board of Directors.

The corporate purpose of Flycom Comunicaciones is the delivery of value-added voice and data services for the corporate sector – interconnectivity of corporate business venues and centers as well as entrepreneurial Internet services. In the year 2000 ISA obtained its LMDS (Local Multipoint Distribution Systems) license for nationwide delivery of telecommunications services through this company, with wireless technologies as its main means of transmission.

ISA owns 75.04% of its capital, while First MarK Communications Latinoamérica S.A. (FMCLA) owns 24.95%, and other investors own 0.01%. By the end of 2005 Flycom expected revenues amounting to COL$17,710 million, a 59% rise over 2004 figures.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The decision made today, upon disclosure of financial results as of November 30, has no financial impact on either Flycom or ISA Economic Group. According to such figures, net equity is lower than 50% of subscribed capital, due primarily to accrued losses, expectable of the consolidation process in such competitive market. This fact has led to call a Stockholders' Meeting to decide on reducing the stock's par value from COL$0.42 to COL$0.12.

This decision means no risk for the Corporation's operations, the development of its business plan, or compliance with the budget approved by the Board of Directors for the year 2006.

Investment projected by Flycom for 2006 nears COL$3,266 million and will be destined mainly to expansion of network, and venture into new technologies.

****************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding a capital reduction at Flycom Comunicaciones.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, January 19 of 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

**DCR**

Duff and Phelps de Colombia, S.A.

Securities Rating Corporation

Calle 69 A No. 9-85

Bogotá, Colombia

www.dcrcolombia.com.co

PBX: 347 45 73

Fax: 347 45 74

Bogotá, December 2, 2005

Sticker:

Securities and Exchange Commission barcode:

175820

Registration No. : 200512-872

Date : 19/12/2005 10:43

Procedure : 58 CONTINGENT

INFORMATION

Activity : 1 REQUEST/

SUBMITTAL

Section : 220 Attachments: 0 SA

ENTITY : 084001

PROCEDURE: 330

ACTIVITY: 04

ATTACHMENTS: 00

Mr.

CESAR PRADO VILLEGAS

Delegate Superintendent for Issuers

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

SECURITIES AND EXCHANGE COMMISSION

Bogota

Dear Mr. Prado,

We would like to inform you that in its meeting of December 2, 2005, the Board of Directors of Duff & Phelps de Colombia S.A. carried out a special revision of Interconexion Electrica S. A. E. S. P.'s COL$850 billion bond program, on account of the changes approved by the Board of Directors of ISA to ruling of the Bond Issue and Underwriting Program regarding amount, term and destination of funds. The "AAA" rating was upheld. Such a rating denotes issues of the highest credit quality; risk factors are virtually nonexistent.

The special revision took into account the changes to the bonds' term – between one (1) and (30) years, starting on each tranche's issue date. Additionally, the rating reflects:

The bond program, which started in 2004 for an amount of COL$450 billion, was expanded up to a total of COL$850 million. So far, COL$358,865 million have been already underwritten and used in substitution of financial liabilities and working capital. The remaining balance will be used in investment, working capital and debt substitution operations. According to ISA's projections and investment plan, debt will steadily increase to a maximum level at the end of 2007 of approximately

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

COL$2,168,547 million. As a result, in 2006 and 2007, debt-coverage indicators will drop to grow again in 2008 when UPMES 01 and 02 become fully operational, and also owing to the return of some investments that are currently under analysis. Duff and Phelps de Colombia deems the projected indebtedness in line with the Company's results, and in its opinion, debt-coverage indicators correspond to the rating assigned and the nature of the business.

It is important to mention that ISA's revenues from energy transmission and connection services are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to macroeconomic cycles. As of June of 2005, ISA's total revenues equaled COL$361,583 million, only 0.1% above the corresponding figure for 2004; the latter is explained by a 19% fall in revenues from ancillary activities resulting from changes in the terms of the grid usufruct contract. Accordingly, EBITDA at COL$249,592 was slightly lower than that of same period of last year. The above notwithstanding, as of March of 2005, the company's debt coverage indicator, EBITDA/interest ratio was 3.7x or three points above that of December of 2004.

In the first half of 2005, ISA's debt totaled COL$ 1,090,434 million, representing a 7% decrease with respect to December of 2004; such a decrease was the result of both capital amortizations and peso revaluation versus foreign currency. Currently, 90% of ISA's debt, including hedging operations, is denominated in domestic currency and 10% in foreign currency. 67% of debt is financed through domestic

market bonds, 30% through multi-lateral organizations, 2% through commercial banks, and the remaining 1% through FEN.

The meeting of constitution of ISA's new affiliate, "XM Compañia de Expertos en Mercados S.A. E.S.P." took place on September 1st. The affiliate's purpose will be the provision of integrated services of operation, administration and development of wholesale energy and gas markets, locally, regionally and globally. This company will start operations on October 1st and will take over the revenues and expenses of CND and MEM, formerly recorded in ISA's financial statements. It is necessary to point out that since the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure.

In Colombia, Interconexión Eléctrica S.A. E.S.P. owns the largest participation in the National Transmission System (STN), with 69.4% of the System's total assets measured by the As-New-Replacement Value. As a result of the awarding of UPME 01 and UPME 02 projects of 2003 ISA's share will increase, thus ratifying its position as owner of 100% of the 500kV grid in Colombia. Additionally, its STN share is further increased through its affiliate Transelca S.A. E.S.P., who owns 9.77% of the System measured with respect to the As-New-Replacement Value of the National Transmission System (STN) calculated with unit costs provided by CREG Resolution 026 of 1999. The value of the investment plus the difficulty of laying alternate grids constitute strong barriers to the entrance of prospective

competitors, conditions that characterize ISA's current participation in the National Transmission System as a natural monopoly.

In the last few years, ISA Business Group has stood out as one of the main promoters and developers of energy projects in the Andean Region and Central America. ISA Business Group currently manages 84% of total transmission grids in Colombia, 79% in Peru, and 53% in Bolivia. ISA is present in Peru with the concession to operate and maintain the transmission system in Peru through "REP", Red de Energia del Peru, and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of an interconnection with Ecuador that started commercial operations in March of 2003; and in Bolivia, through ISA Bolivia, created for construction and operation of transmission grids. In February of the current year, ISA was accepted as the eighth partner of Empresa Propietaria de la Red (EPR), an electric project consisting of design and construction of approximately 1,830 kilometers of 230kV transmission lines, allowing interconnection of six Central American countries, from Guatemala to Panama.

In the area of telecommunications, ISA Business Group has an active participation through its companies FLYCOM and INTERNEXA, which deliver value-added and carrier-of-carriers services, nationally and internationally. Given that telecommunications business' risks are higher than those of the power sector, Duff

& Phelps de Colombia S.A. will keep detailed follow-up of these companies' financial performance.

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2005. CREG Resolution 007 of 2005 issued on February 24, 2005, sets forth for electricity providers, users, and other interested parties, the bases of a study to be conducted to define formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. Accordingly, a Resolution with definite tariffs for transmission revenues will be ready for 2006; because of this, Duff & Phelps de Colombia considers that at the present there are elements of uncertainty in the transmission companies that do not allow it to infer the evolution of STN's remuneration with reasonable certainty.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, carriers continue to assume infrastructure recovery expenditures. Duff & Phelps will closely monitor the country's public order situation.

Sincerely yours,

(signed)
GLAUCIA CALP
Senior Director

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

**************************************************

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in six pages of a rating from Duff & Phelps de Colombia dated December 2, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, January 19 of 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Entity : INTERCONEXION ELECTRICA S.A. E.S.P.

| Date | Time | Subject | Summary | Attachment |
|---|---|---|---|---|
| 27/02/2006 | 09:32:56 | Earnings or Losses Project to be presented to the Stockholders' Meeting | A $115,241 MM dividend distribution will be proposed to the Shareholders' Meeting on March 27, 2006. It corresponds to $120 per share that will be paid in 4 quarterly installments of $30 per share. | See attachment |
| 27/02/2006 | 08:33:14 | Notice of Regular Stockholders' Meeting | ISA's Regular Shareholders' Meeting will be held at 9:00 a.m. on Monday March 27, 2006 at the Intercontinental Hotel in Medellin | See attachment |
| 17/02/2006 | 10:58:20 | Pre-agreed operations | Communication 2006007114 of 13-02-06 informs about a pre-agreed operation in which a beneficial owner will negotiate 5,124 ISA shares at market price. | N/A |
| 07/02/2006 | 11:54:41 | Issuer's legal issues | No process of nullity and redress claims against the State-Ministry of Mines-CREG and ISA was served during January of 2006, regarding application of | N/A |

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

| | | | | |
|---|---|---|---|---|
| | | | CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001. | |
| 01/02/2006 | 09:55:31 | Stockholders' Representation (Res.116 of Feb.27/2002) | Communication ISA 000989-1 | See attachment |
| 19/01/2006 | 08:25:11 | Earnings and Losses Project approved by the Stockholders' Meeting | In line with the COL$101,796 million earnings and reserves distribution approved by the Stockholders' Meeting, today starts the fourth and last dividend payment of COL$26.50 per each of the 960,341,683 outstanding common shares. | N/A |

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

**************************************************

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as of March 6, 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, March 6, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RECEIVED

2006 MAR 20 A 11:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ISA

0020-42

QUOTE 000989-1 ISA
MEDELLIN, JAN-31-2003 11:10 AM
SOURCE: 0020 VIA: 4,2

Ms.
JEANNETTE FORIGUA ROJAS
Delegate Superintendent for Issuers, Investment Portfolios and other agents
COLOMBIAN FINANCIAL SUPERINTENDENCY
Calle 7 4-49
Fax (1)427 0759
Bogotá, D.C.

REFERENCE: Compliance with Resolution 116 of 2002

Dear Ms. Jeannette:

Interconexión Eléctrica S. A. E. S. P. -ISA- will summon shareholders to its Stockholders' Meeting to be held in Medellín on March 27 of 2006. To comply with the requirements of Resolution 116 of 2002 issued by your Superintendency, we hereby inform you the mechanisms and measures to be put into effect:

1. The notice of the Stockholders' Meeting will be published in El Tiempo and El Colombiano daily newspapers at least 15 business days in advance to the meeting. A second notice reminding shareholders of the meeting will also be published. Both notices will include the information related to proxies and representation included in Resolution 116 of 2002.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

2. The prohibition to represent another shareholder in the Meeting will be made known to ISA's employees and contractors. For further illustration, a copy of Resolution 116 of 2002 will be attached hereto.

3. The Secretary General will appoint a commission of lawyers to verify the certificates of incumbency and representation and the proxies granted by individuals and legal persons. This commission will be directly controlled by the Secretary General and will strictly comply with the following regulations: Article 184 of the Code of Commerce, ISA's Articles of Incorporation and Resolution 116 of 2002.

4. Representatives of the Chamber of Commerce of Medellín for Antioquia will attend the meeting to issue the certificates of incumbency and representation required. Representatives of FIDUCOLOMBIA will also attend the meeting to register shareholders. Although the meeting is summoned for 9:00 a. m., registration of shareholders will start as of 7:00 a. m. to expedite registration and verification of proxies.

5. The software used by FIDUCOLOMBIA shall include a complete database of shareholders and the complete list of ISA's employees and contractors so that it will automatically reject, from the very moment of registration, proxies granted to ISA's employees and contractors.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

6. There will be a fax machine at the meeting's place available to those willing to send proxies thus expediting and guaranteeing their participation.

7. At ISA's premises the office of Shareholders Management and Relations with the support of the Secretary General provides services to the shareholders concerning their requests and inquiries with regard to their granting of proxies.

The toll-free number 018000115000 is also available to answer the inquiries of shareholders.

The office of the General Manager will verify that every mechanism and measure stated above is complied with.

Best regards,
(signed)
LUIS FERNANDO ALARCON MANTILLA
President of the Board of Directors

Copies 0010 – 0020 – 0050 – 1200 – 1300
JDBASTIDAS/jackelinet

**We invest more in life – ISA, Energy and Telecommunications**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

*******************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of communication 000989-1 addressed by ISA to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, March 6 of 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

**ISA** Interconexión Eléctrica S.A. E.S.P.



## REGULAR STOCKHOLDERS' MEETING

## MONDAY, MARCH 27, 2006

The general manager of ISA invites all shareholders to the **REGULAR SHAREHOLDERS' MEETING** to be held at the Intercontinental Hotel, Salon Antioquia, variante Las Palmas, calle 16 No. 28-51, Medellín, on Monday, March 27, 2006 at 9:00 a.m.

The following agenda will be considered at the REGULAR SHAREHOLDERS' MEETING:

Verification of quorum.

Approval of the agenda.

1. Election of the Chairman of the Meeting.
2. Report from the Secretary of the Meeting regarding approval of minutes of Meeting 093 held on March 29, 2005.
3. Election of the Commission for approval of minutes and vote count.
4. Address of the Minister of Mines and Energy, Mr. Luis Ernesto Mejia Castro.
5. Address of the President of the Board of Directors and report of the Board.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

6. 2005 Management Report, Board of Directors and General Manager.
7. Report of the Board of Directors and the General Manager on compliance with, and development of, the Good Governance Code.
8. Reading and consideration of ISA's Financial Statements and Consolidated Financial Statements, as of December 31, 2005.
9. Reading of the Report of the Independent Auditor.
10. Approval of ISA's Financial Statements and Consolidated Financial Statements, as of December 31, 2005.
11. Propositions for approval by the Stockholders' Meeting:

    Proposition 1: Amendment to the Articles of Incorporation.

    Proposition 2: Election of Independent Auditor and determination of fees.

    Proposition 3: Election of the Board of Directors.

    Proposition 4: Appropriation and distribution of 2005 earnings to establish reserves and declare dividends.

    Proposition 5: Bond issue.

    Proposition 6: Shares issue.
12. Miscellaneous

Starting March 3, 2006, all documentation required by Law will be available to shareholders for the exercise of their right of inspection, at ISA's main offices, in Medellin, Antioquia, calle 12 sur No. 18-168, bloque 1, piso 1, sala 2, from 8:00 a.m. to 12:00 m. and from 2:00 p.m. to 5:00 p.m.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Shareholders unable to attend the Meeting are requested to execute their proxies addressed to the General Manager of ISA including: name of proxy holder, date of the Meeting and powers granted. The date of the special proxy must be subsequent to that of this notice and proxies cannot be granted to persons who are related to the Company's management nor to the Company's employees.

Stockholders' registration will take place on the day of the Meeting, starting at 7:00 a.m.

Shareholders are kindly requested to be on time for the Meeting.

**JAVIER G. GUTIERREZ P.**

**General Manager**

Medellín, February 26, 2006

**Stockholders' Toll-free Number 01 8000 11 5000**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

*****************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a the notice of convening to ISA's Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, March 6 of 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PROPOSITION TO BE PRESENTED TO THE STOCKHOLDERS' MEETING

REGARDING DISTRIBUTION OF EARNINGS

**10.4.3. Appropriation and Distribution of Earnings of Fiscal Year 2005:** Considering that earnings distribution must be made according to principles established in the Corporation's Articles of Incorporation and the Code of Commerce, Ms. Hoyos proposes to the Board: FIRST: From COL$187,179 million total net income of the year 2005, to establish reserve required by fiscal authorities in the amount of COL$52,904 million, as provided in Article 130 of Tax Law, and distribute as dividend 70% of distributable income totaling COL$93,993 million. SECOND: From distributable income available for the year 2005, declare, in addition to the minimum dividend, dividends in the amount of COL$21,249 million, and to establish an occasional reserve for protection of equity totaling COL$19,034 million.

Accordingly, total COL$115,241 million will be paid as dividends that correspond to COL$120 per share. Dividends will be paid in four quarterly installments of COL$30 per share on April 19, July 19 and October 19 of 2006, and January 19 of 2007.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

**Approval:** The Board of Directors unanimously approves the proposal for appropriation and distribution of earnings of year 2005 to establish a reserve required by fiscal authorities in the amount of COL$52,904 million, and to declare dividends in the amount of COL$115,241 million. It also approves the appropriation of earnings to establish an occasional reserve for protection of equity totaling COL$19,034 million. Additionally, the Board authorizes Management to present such proposal to the Stockholders' Meeting.

*****************************************************

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

**AFFIDAVIT**

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of a proposition to be presented at ISA's Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, March 6 of 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

0020-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on October, 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the September 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 –Juan David Bastidas
1210 –Hernan Alonso Alzate Arias
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

**I.**

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: OCTOBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1
SERIES ISSUED 2
INITIAL VALUE $100.000.000.000
NOMINAL VALUE $100,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

**II.**

**PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

**DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH**

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) **DESTINATION OF FUNDS**

**III.**

**INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

(20)
JAVER G. GUTIERREZ P.
**GENERAL MANAGER** — SIGNATURE

MILADYS BEDOYA RESTREPO
**INDEPENDENT AUDITOR** — SIGNATURE
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

**I.** ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: OCTOBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $150.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2016 (D M Y)

**II.** PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

**III.** INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

(20) JAVER G. GUTIERREZ P.
GENERAL MANAGER

SIGNATURE

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR

SIGNATURE
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

**I.** ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: OCTOBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $108.865.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

**II.**

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

**III.** INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

JAVER G. GUTIERREZ P.
(20) GENERAL MANAGER — SIGNATURE

MILADYS BEDOYA RESTREPO
INDEPENDENT AUDITOR — SIGNATURE
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

## FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market

**I.** ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: OCTOBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35.000.000.000

No OF TITLES ISSUED: 1

INITIAL VALUE $35.000.000.000

SERIES ISSUED: 3

NOMINAL VALUE: $35,000,000,000

(7) PLACEMENT TERM: INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 19 / 1 / 2006 (D M Y)

**II.**

### PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

### DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) **DESTINATION OF FUNDS**

**III.**

### INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

JAVER G. GUTIERREZ P.

(20) **GENERAL MANAGER** **SIGNATURE**

MILADYS BEDOYA RESTREPO

**INDEPENDENT AUDITOR** **SIGNATURE**

T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
*Monthly report on placement of securities issued in the primary market*

**I.** ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: OCTOBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.195.517.152
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.431.939.116 $96.763.578.035
(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 April 13, 2009

**II.**

**PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH: $______

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
The total accrued outstanding increased in COP$3.460.006.420 due to the annual interest capitalization, as established in the Prospectus.

**DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH**

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) **DESTINATION OF FUNDS**

**III.**

**INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

JAVER G. GUTIERREZ P.
(20) **GENERAL MANAGER** SIGNATURE

MILADYS BEDOYA RESTREPO
**INDEPENDENT AUDITOR** SIGNATURE
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

**REPUBLIC OF COLOMBIA**
**FINANCIAL SUPERINTENDENCY**
Monthly report on placement of securities issued in the primary market

**I.** ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: OCTOBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000

SERIES ISSUED: 1 — $ 130,000,000,000

(7) PLACEMENT TERM: INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

**II.** NOMINAL VALUE
**PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

**DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH**

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) **DESTINATION OF FUNDS**

**III.** **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

(20) JAVER G. GUTIERREZ P.
**GENERAL MANAGER** — **SIGNATURE**

MILADYS BEDOYA RESTREPO
**INDEPENDENT AUDITOR** — **SIGNATURE**
T.P. 75252-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on November, 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the September 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 –Juan David Bastidas
1210 –Hernan Alonso Alzate Arias
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA

FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000

No OF TITLES ISSUED: 1 SERIES ISSUED 2

INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

JAVER G. GUTIERREZ P.

(20) GENERAL MANAGER SIGNATURE

JOAQUIN GUILLERMO MOLINA M.

INDEPENDENT AUDITOR SIGNATURE

T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000

No OF TITLES ISSUED: 1

INITIAL VALUE $150.000.000.000

SERIES ISSUED: 1

NOMINAL VALUE: $150.000.000.000

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

(20) JAVER G. GUTIERREZ P.

GENERAL MANAGER SIGNATURE

JOAQUIN GUILLERMO MOLINA M.

INDEPENDENT AUDITOR SIGNATURE

T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000

No OF TITLES ISSUED: 1

INITIAL VALUE $108.865.000.000

SERIES ISSUED 1

NOMINAL VALUE $108.865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 12 2004 (D M Y) ENDING DATE 7 12 2019 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

(20)

JAVER G. GUTIERREZ P.

GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.

INDEPENDENT AUDITOR — SIGNATURE

T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

## FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market

**I.** ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $35.000.000.000
SERIES ISSUED: 3
NOMINAL VALUE: $35,000,000,000

(7) PLACEMENT TERM INITIAL DATE 19 1 1999 (D M Y) ENDING DATE 19 1 2006 (D M Y)

**II.**

### PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

### DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |
| | | | | | | | |

(16) DESTINATION OF FUNDS

**III.**

### INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

(20) JAVER G. GUTIERREZ P.
**GENERAL MANAGER** **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
**INDEPENDENT AUDITOR** **SIGNATURE**
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

**I.** ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.195.517.152

No OF TITLES ISSUED: 1 SERIES ISSUED 4

INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.431.939.116 | $96.763.578.035

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

**II.**

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
The total accrued outstanding increased in COP$3.460.006.420 due to the annual interest capitalization, as established in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |
| | | | | | | | |

(16) DESTINATION OF FUNDS

**III.**

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

(20) JAVER G. GUTIERREZ P.
**GENERAL MANAGER** — **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
**INDEPENDENT AUDITOR** — **SIGNATURE**
**T.P.** 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000

SERIES ISSUED: 1 — $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 7 2001 (D M Y) ENDING DATE 16 7 2011 (D M Y)

II. NOMINAL VALUE
PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

JAVER G. GUTIERREZ P.
(20) GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

RECEIVED

2006 MAR 20 A 11:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

0020-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on December, 2005

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the September 2005 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano -Information Director.
Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 --Juan David Bastidas
1210 –Hernan Alonso Alzate Aria
1320, 9999

JA/Beatriz H.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

**I.**

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: DECEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

**II.**

**PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

**DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH**

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) **DESTINATION OF FUNDS**

**III.**

**INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) **TOTAL** | | **TOTAL** | |

CESAR AUGUSTO RAMIREZ ROJAS
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
**INDEPENDENT AUDITOR** **SIGNATURE**
T.P. 47170-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

**REPUBLIC OF COLOMBIA**
**FINANCIAL SUPERINTENDENCY**
Monthly report on placement of securities issued in the primary market

**I.** ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: DECEMBER** **YEAR: 2005**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Conver. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $150.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2016 (D M Y)

**II.**

**PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

**DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH**

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) **DESTINATION OF FUNDS**

**III.**

**INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) **TOTAL** | | **TOTAL** | |

CESAR AUGUSTO RAMIREZ ROJAS
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
**INDEPENDENT AUDITOR** **SIGNATURE**
T.P. 47170-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA

FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: DECEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000

No OF TITLES ISSUED: 1

INITIAL VALUE $108.865.000.000

SERIES ISSUED: 1

NOMINAL VALUE: $108,865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

CESAR AUGUSTO RAMIREZ ROJAS

(20) SUBSTITUTE GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.

INDEPENDENT AUDITOR — SIGNATURE

T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

**FINANCIAL SUPERINTENDENCY**
Monthly report on placement of securities issued in the primary market

**I.**

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: DECEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1998

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $35.000.000.000
SERIES ISSUED: 3
NOMINAL VALUE: $35.000.000.000

(7) PLACEMENT TERM INITIAL DATE 19 1 1999 (D M Y) ENDING DATE 19 1 2006 (D M Y)

**II.**

**PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

**DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH**

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) **DESTINATION OF FUNDS**

**III.**

**INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

CESAR AUGUSTO RAMIREZ ROJAS
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
**INDEPENDENT AUDITOR** **SIGNATURE**
**T.P.** 47170-T

* **NOTE:** In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: DECEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Conven. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.195.517.152
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.431.939.116 | $96.763.578.035
(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $__________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
The total accrued outstanding increased in COP$3.458.113.152 due to the annual interest capitalization, as established in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

CESAR AUGUSTO RAMIREZ ROJAS
(20) SUBSTITUTE GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: DECEMBER YEAR: 2005

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000

No OF TITLES ISSUED: 1

INITIAL VALUE $130.000.000.000

SERIES ISSUED: 1

NOMINAL VALUE: $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 7 2001 (D M Y) ENDING DATE 16 7 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

| SERIES | (10) AMOUNT $ | (11) TERM (MONTHS) | RETURN AND/OR DIVIDEND | PERIODICITY OF PAYMENT | (12) % PLACED | (13) % PENDING | (14) DATE OF NOTICE (D/M/Y) |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| (15) TOTAL | | | | | | | |

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

| UNDERWRITERS: | (17) PLACED $ | BUYERS | (18) PURCHASED $ |
|---|---|---|---|
| ISSUER | | INDIVIDUALS | |
| BROKERS | | CREDIT INSTITUTIONS | |
| FINANCE INSTITUTIONS | | FINANCIAL SERVICES CORPORATIONS | |
| FINANCE CORPORATIONS | | SAVINGS COMPANIES | |
| | | INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS | |
| | | PENSION AND SEVERANCE PAYS FUNDS | |
| | | INVESTMENT MUTUAL FUNDS | |
| | | MUTUAL FUNDS | |
| | | SECURITIES FUNDS | |
| | | OTHER LEGAL PERSONS | |
| (19) TOTAL | | TOTAL | |

(20) CESAR AUGUSTO RAMIREZ ROJAS

**SUBSTITUTE GENERAL MANAGER** — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.

**INDEPENDENT AUDITOR** — SIGNATURE

T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

March 1st, 2006

Doctor
CÉSAR ÉDGAR RUEDA GÓMEZ
Chief, National Intermediary Securities Registrar Division
COLOMBIAN FINANCIAL SUPERINTENDENCY
Avenida el Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

SUBJECT: Report fourth quarter of 2005

Dear doctor Rueda:

In compliance with External Circular 002 of March 8th, 2001, issued by the Colombian Securities and Exchange Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through December 31, 2005.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed)

JAVIER G. GUTIÉRREZ P.
General Manager

(Original signed)

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Juan Luis Ramírez Lozano, Information Director, Colombian Stock Exchange, Carrera 8 13-82, 7th floor, Bogotá D.C.
1210-Mr. Juan David Bastidas Saldarriaga
1320, 9999

AA

## ATTACHMENT S-18
## FORM 180 - RESIDENTIAL PUBLIC UTILITIES

# DEBTORS BY AGES

### THROUGH DECEMBER 31, 2005

(IN COP PESOS)

| Capture Unit | Line Code | LINE DESCRIPTION | Column 01<br>CURRENT | Column 02<br>UP TO 30 DAYS PAST DUE | Column 03<br>31 - 360 DAYS PAST DUE | Column 04<br>MORE THAN 360 DAYS PAST DUE |
|---|---|---|---|---|---|---|
| 01 | 005 | ACCOUNTS RECEIVABLE- 130000 | | | | |
| | 010 | NON-TAX INCOME - 1401 | | | | |
| | 015 | CONTRIBUTIONS AND QUOTES - 1402 | | | | |
| | 020 | PARAFISCAL INCOME- 1403 | | | | |
| | 025 | SPECIAL FUNDS - 1404 | | | | |
| | 030 | SALE OF GOODS - 1406 | | | | |
| | 035 | RENDERING OF SERVICES - 1407 | | | | |
| | 040 | PUBLIC UTILITIES - 1408 | 142.413.171.669 | 410.525.794 | 431.171.706 | 7.671.185.421 |
| | 045 | HEALTH SERVICES - 1409 | | | | |
| | 050 | CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410 | | | | |
| | 055 | MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411 | | | | |
| | 060 | TRANSFERS RECEIVABLE - 1413 | | | | |
| | 065 | LOANS GRANTED - 1415 | 57.139.599.789 | | | |
| | 070 | GOVERNMENT LOANS GRANTED - 1416 | | | | |
| | 075 | MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417 | | | | |
| | 080 | MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418 | | | | |
| | 085 | ADVANCES DISBURSED - 1420 | 14.543.897.821 | | | |
| | 090 | ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422 | 1.854.577.448 | | | |
| | 095 | DEPOSITS DISBURSED - 1425 | | | | |
| | 100 | RIGHTS FOR REPURCHASE OF DEBTORS - 1427 | | | | |
| | 105 | GUARANTEES FUND - FOGAFIN - 1428 | | | | |
| | 110 | GUARANTEES FUND - FOGACOOP - 1429 | | | | |
| | 115 | OTHER DEBTORS - 1470 | 16.312.317.392 | | | |
| | 120 | DEBTS OF DIFFICULT COLLECTION - 1475 | | | | |
| | 125 | QUOTAS ANS SHARES IN PENSION BONDS AND TITLES - 1476 | | | | |
| | 130 | PROVISION FOR DEBTORS (CR) - 1480 | -14.641.833.098 | | | |
| | 999 | SUBTOTAL | 217.621.731.021 | 410.525.794 | 431.171.706 | 7.671.185.421 |

# ATTACHMENT S-19
# FORM 181 RESIDENTIAL PUBLIC UTILITIES
## ACCOUNTS PAYABLE BY AGES
## THROUGH DECEMBER 31, 2005

(IN COP PESOS)

| Capture Unit | Line Code | LINE DESCRIPTION | Column 01 | Column 02 | Column 03 | Column 04 | Column 05 |
|---|---|---|---|---|---|---|---|
| | | | CURRENT | UP TO 30 DAYS PAST DUE | FROM 30 TO 90 DAYS PAST DUE | FROM 91 TO 360 DAYS PAST DUE | MORE THAN 360 DAYS PAST DUE |
| 01 | 005 | CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000 | | | | | |
| | 010 | PUBLIC CREDIT OPERATIONS - 220000 | 747.343.599.145 | | | | |
| | 015 | FINANCIAL OBLIGATIONS - 230000 | 397.200.376.495 | | | | |
| | 020 | ACQUISITION OF NATIONAL GOODS AND SERVICES -2401 | 39.910.635.980 | | | | |
| | 025 | TRANSFERS - 2403 | 0 | | | | |
| | 030 | ACQUISITION OF GOODS AND SERVICES ABROAD - 2406 | 21.676.787.040 | | | | |
| | 035 | INSURANCE & RE-INSURANCE OPERATIONS - 2415 | 0 | | | | |
| | 040 | CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420 | 0 | | | | |
| | 045 | CREDITORS - 2425 | 28.563.861.820 | | | | |
| | 050 | ASSIGNED SUBSIDIES- 2430 | 0 | | | | |
| | 055 | WITHOLDING AND DOCUMENT TAXES - 2436 | 3.506.542.634 | | | | |
| | 060 | INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437 | 35.981.134 | | | | |
| | 065 | TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440 | 639.559.001 | | | | |
| | 070 | ADDED VALUE TAX - IVA - 2445 | 454.034.388 | | | | |
| | 075 | ADVANCES RECEIVED - 2450 | 1.134.138.270 | | | | |
| | 080 | DEPOSITS RECEIVED FROM THIRD PARTIES - 2455 | 2.635.734.303 | | | | |
| | 085 | LEGAL CREDITS - 2460 | 0 | | | | |
| | 090 | REWARDS PAYABLE - 2465 | 0 | | | | |
| | 095 | MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470 | 0 | | | | |
| | 100 | OTHER ACCOUNTS PAYABLE- 2490 | 140.168.605.549 | | | | |
| | 105 | LABOR LIAB. AND EMPLOYEES BENEFITS -250000 | 5.584.890.434 | | | | |
| | 110 | OTHER BONDS AND SECURITIES ISSUED - 260000 | 0 | | | | |
| | 115 | ESTIMATED LIABILITIES - 270000 | 155.200.717.703 | | | | |
| | 120 | OTHER LIABILITIES - 290000 | 198.700.523.215 | | | | |
| | 999 | TOTAL LIABILITIES | 1.742.755.987.110 | | | | |

# ATTACHMENT S-20

## FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR
## ASSETS PLEDGED OR GIVEN IN GUARANTEE
## THROUGH DECEMBER 31, 2005

( IN COP PESOS)

| Capture Code | Line Code | LINE DESCRIPTION | Column 01 AMOUNT IN GUARANTEE (*) |
|---|---|---|---|
| 01 | 005 | INVESTMENTS | |
| | 010 | ACCOUNTS RECEIVABLE | |
| | 015 | DEBTORS | |
| | 020 | INVENTORY | |
| | 025 | PROPERTIES, PLANT AND EQUIPMENT | |
| | 030 | GOODS FOR PUBLIC BENEFIT AND USAGE | |
| | 035 | NATURAL AND ENVIRONMENTAL RESOURCES | |
| | 040 | OTHER ASSETS | |
| | **999** | **Total Pledged Assets** | 0 |

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH DECEMBER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | Column 01<br>IDENTIFICATION TYPE (1) | Column 02<br>IDENTIFICATION | Column 03<br>No. OF SHARES OWNED | |
|---|---|---|---|---|---|---|
| 01 | 001 | REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT) | 1 | 8999990902 | 569.472.561 | 58,219% |
| | 002 | EMPRESAS PUBLICAS DE MEDELLIN E.S.P. | 1 | 8909049961 | 102.582.317 | 10,487% |
| | 003 | MANDATORY PENSION FUND PROTECCION | 2 | 8002297390 | 34.578.837 | 3,535% |
| | 004 | EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P. | 3 | 8999990823 | 17.535.441 | 1,793% |
| | 005 | PENSION FUND HORIZONTE | 2 | 8002319671 | 14.138.324 | 1,445% |
| | 006 | MANDATORY PENSION FUND COLFONDOS | 2 | 8002279406 | 13.537.750 | 1,384% |
| | 007 | PENSION FUND SANTANDER | 2 | 8002248278 | 9.297.760 | 0,951% |
| | 008 | FIDUCOLOMBIA - ISA ADR PROGRAM | 2 | 8301393701 | 4.405.100 | 0,450% |
| | 009 | PENSION FUND PROTECCION | 2 | 8001982815 | 3.603.604 | 0,368% |
| | 010 | INVESTMENT FUND ACCION | 2 | 8001759243 | 2.700.000 | 0,276% |
| | 011 | STICHTING PENSIOENFONDS ABP | 2 | 8301289274 | 2.386.743 | 0,244% |
| | 012 | SUBFONDO PENSIOENFONDS PGGM | 2 | 8300180333 | 1.888.968 | 0,193% |
| | 013 | EMERGING MARKETS INVR OMNIBUS | 2 | 8002180292 | 1.817.630 | 0,186% |
| | 014 | CENTRAL HIDROELECTRICA DE CALDAS S.A. E.S.P. | 2 | 8908001286 | 1.660.366 | 0,170% |
| | 015 | MANDATORY PENSION FUND SKANDIA S.A. | 2 | 8002530552 | 1.476.020 | 0,151% |
| | 016 | PENSION AND SEVERANCE PAYS FUND COLFONDOS | 2 | 8001986445 | 1.384.697 | 0,142% |
| | 017 | SF BARCLAYS GLOBAL INVESTORS SERVICES NA | 2 | 8300252038 | 1.350.000 | 0,138% |
| | 018 | LA MERCED REAL STATE INVESTMENTS | 2 | 8110127603 | 1.280.000 | 0,131% |
| | 019 | THE PENSION RESERVE INVESTMENT TRUST FUND | 2 | 8300293865 | 1.279.482 | 0,131% |
| | 020 | UNIVERSITY OF MEDELLIN | 2 | 8909029201 | 1.130.312 | 0,116% |
| | 021 | REPURCHASED ORDINARY SHARES | | | 17.820.122 | 1,822% |
| | 090 | Other shareholders with less participation | | | 172.835.771 | 17,669% |
| | 999 | Subtotal Common Shares | | | **978.161.805** | 100,0% |
| 02 | 001 | Shareholder with preferred dividend 1 | | | | |
| | 002 | Shareholder with preferred dividend 2 | | | | |
| | .......... | .......... | | | | |
| | 020 | Shareholder with preferred dividend 20 | | | | |
| | 021 | REPURCHASED PREFERRED SHARES | | | | |
| | 090 | Other shareholders with less participation | | | | |
| | 999 | Subtotal Preferred Shares without Voting Right | | | | |
| 03 | 001 | Shareholder with priviledged shares 1 | | | | |
| | 002 | Shareholder with priviledged shares 2 | | | | |
| | .......... | .......... | | | | |
| | 020 | Shareholder with priviledged shares 20 | | | | |
| | 021 | REPURCHASED PRIVILEDGED SHARES | | | | |
| | 090 | Other shareholders with less participation | | | | |
| | 999 | Subtotal Priviledged Shares | | | | |
| 04 | 999 | Total Outstanding Shares | | | **960.341.683** | |
| 05 | 999 | TOTAL REPURCHASED SHARES | | | **17.820.122** | |

ATTACHMENT S-22

# FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
# INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
# THROUGH DECEMBER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | COLUMN 01 | COLUMN 02 | COLUMN 03 | COLUMN 04 | COLUMN 05 | COLUMN 06 | COLUMN 07 | COLUMN 08 | COLUMN 09 | COLUMN 10 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | I.D. TYPE (1) | IDENTIFICATION (2) | RELATION TYPE (3) | SHARES | | | | | | |
| | | | | | | ORDINARY ($MM) | With Preferred Dividend and without Voting Right ($) | Other Variable Inc. Investments ($) | Total Variable Income Investments ($) | % of total part. shares in receptor society | Installmts. or parts of social interest ($) | % of part in total installments or parts of social interest in investment assignee |
| 01 | 001 | TRANSELCA S.A. E.S.P. | 2 | 802.007.669-8 | F | 413.578 | 0 | 0 | 413.578 | 65,00 | 0 | 0 |
| | 002 | INTERNEXA S.A. E.S.P | 2 | 811.021.654-9 | F | 98.613 | 0 | 0 | 98.613 | 99,99 | 0 | 0 |
| | 003 | FLYCOM COMUNICACIONES S.A. E.S.P. | 2 | 830.066.603-3 | F | 5.550 | 0 | 0 | 5.550 | 75,04 | 0 | 0 |
| | 004 | ISA-PERU | 2 | 20501844986 | F | 18.493 | 0 | 0 | 18.493 | 28,07 | 0 | 0 |
| | 005 | REP | 2 | 2050464504 | F | 100.996 | 0 | 0 | 100.996 | 30,00 | 0 | 0 |
| | 006 | ISA-BOLIVIA | 2 | 10772588 | F | 27.201 | 0 | 0 | 27.201 | 51,00 | 0 | 0 |
| | 007 | XM S.A. E.S.P. | 2 | 9000428571 | F | 14.818 | 0 | 0 | 14.818 | 99,73 | 0 | 0 |
| | 008 | EMPRESA PROPIETARIA DE LA RED - EPR- | 2 | 3-012-328405 | C | 10.483 | 0 | 0 | 10.483 | 12,50 | 0 | 0 |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | 050 | Company 50 | | | | | | | | | | |
| | 090 | **Other Companies** | | | | | | | | | | |
| | 999 | **Net Total** | | | | 689.732 | | | 689.732 | | | |

**NOTE: (1) The identification type corresponds to the statement in Record Type-8**

**(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.**

**(3) F: Affiliate, S: Subsidiary, C: Commercial**

**($) The amount must be reported in Colombian pesos**

The shaded fields should not be filled out

## ATTACHMENT - S-23
## FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
## CASH FLOW STATEMENT THROUGH DECEMBER 31, 2005

THOUSANDS OF COP$

| Capture Unit | Line Code | LINE DESCRIPTION | Column 01 | Column 02 | Column 03 |
|---|---|---|---|---|---|
| | | | EXECUTED IN QUARTER | | |
| | | | OCTOBER | NOVEMBER | DECEMBER |
| 01 | 005 | RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME | 59.865.362 | 60.158.628 | 56.910.545 |
| | 010 | PAYMENTS TO SUPPLIERS | 5.781.227 | 5.824.573 | 9.322.608 |
| | 015 | PAYMENTS FOR WAGES, SALARIES, AND BENEFITS | 5.621.689 | 6.832.625 | 13.239.935 |
| | 020 | PAYMENTS FOR PRODUCTION EXPENSES | 455.443 | 347.961 | 805.666 |
| | 025 | PAYMENTS FOR ADMINISTRATION EXPENSES | 0 | 0 | 0 |
| | 030 | PAYMENTS FOR SALES EXPENSES | 0 | 0 | 0 |
| | 090 | OTHER OPERATING INCOME | 5.292.069 | 2.650.399 | 11.706.475 |
| | 999 | SUBTOTAL (CASH GENERATED BY OPERATION) | 59.535.742 | 55.976.402 | 55.377.085 |
| 02 | 005 | INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT | 12.347.229 | 25.526.438 | 43.989.923 |
| | 010 | INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT | 0 | 560.271 | 2.937.769 |
| | 999 | SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS) | -12.347.229 | -24.966.167 | -41.052.155 |
| 03 | 005 | INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS | 0 | 0 | 0 |
| | 010 | INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS | 0 | 0 | 0 |
| | 015 | INVESTMENTS IN SHORT-TERM DEBT SECURITIES | 0 | 0 | 0 |
| | 020 | INVESTMENTS IN LONG-TERM DEBT SECURITIES | 0 | 0 | 0 |
| | 025 | INCOME FROM SALES OF DEBT SECURITIES | 0 | 0 | 0 |
| | 030 | DIVIDENDS RECEIVED | 0 | 0 | 0 |
| | 035 | INTEREST AND MONETARY CORRECTION RECEIVED | 748.921 | 537.939 | 486.454 |
| | 999 | **SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)** | 748.921 | 537.939 | 486.454 |
| 04 | 999 | **TOTAL NET CASH USED IN INVESTMENTS** | -11.598.309 | -24.428.227 | -40.565.701 |
| 05 | 005 | NEW DEBT ISSUANCES | 0 | 0 | 0 |
| | 010 | PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES | 0 | 0 | 0 |
| | 015 | INTEREST PAYMENT ON DEBT SECURITIES | 0 | 0 | 0 |
| | 020 | LOANS RECEIVED | 0 | 0 | 7.994.770 |
| | 025 | INSTALLMENTS PAID ON LOAN'S PRINCIPAL | 22.037.697 | 0 | 1.972.411 |
| | 030 | INTEREST PAID ON LOANS | 11.078.754 | 7.505.000 | 6.861.016 |
| | 035 | ISSUE OF SHARES | 0 | 0 | 0 |
| | 040 | DIVIDENDS PAID | 25.448.961 | 0 | 0 |
| | 999 | SUBTOTAL (CASH FOR FINANCING) | -58.565.412 | -7.505.000 | -838.657 |
| 06 | 005 | CASH INCOME FOR OTHER CONCEPTS | -4.174.432 | -48.049.486 | 35.774.153 |
| | 010 | CASH OUTAGES FOR OTHER CONCEPTS | 11.433.457 | 118.197.747 | 8.418.991 |
| | 999 | SUBTOTAL (NET FLOW FOR OTHER CONCEPTS) | -15.607.889 | -166.247.233 | 27.355.162 |
| 07 | 999 | **TOTAL CASH NET INCREASE** | -26.235.868 | -142.204.058 | 41.327.890 |
| 08 | 005 | BEGINNING CASH | 245.455.908 | 219.220.040 | 77.015.982 |
| 09 | 005 | END CASH | 219.220.040 | 77.015.982 | 118.343.872 |

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-acc

# ATTACHMENT S-24
# FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
## GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
## THROUGH DECEMBER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | COLUMN 01 No. OF SHAREHOLDERS | COLUMN 02 No. OF SHARES |
|---|---|---|---|---|
| | | **COMPOSITION OF SHAREHOLDERS AND SHARES** | | |
| 01 | 005 | COMMON SHARES | 68.549 | 960.341.683 |
| | 010 | PRIVILEDGED SHARES | 0 | 0 |
| | 015 | SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT | 0 | 0 |
| | 999 | TOTAL | 68.549 | 960.341.683 |
| | | **COMPOSITION OF SHAREHOLDERS** | | |
| 02 | 005 | % THAT REPRESENTS PERSONS | 98,62 | 14,51 |
| | 010 | % THAT REPRESENTS COMPANIES | 1,38 | 85,49 |
| | 999 | TOTAL | 100,00 | 100,00 |
| 03 | 005 | % THAT REPRESENTS FOREIGN INVESTORS | 0,40 | 1,30 |
| | 010 | % THAT REPRESENTS LOCAL INVESTORS | 99,60 | 98,70 |
| | 999 | TOTAL | 100,00 | 100,00 |
| 04 | 005 | % THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS | 0,31 | 81,87 |
| | 010 | % THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS | 99,39 | 15,99 |
| | 015 | % THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS | 0,30 | 2,14 |
| | 999 | TOTAL | 100,00 | 100,00 |
| 05 | | **RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED** | | |
| | 005 | UP TO - 3.00 % | 68.546 | 248.845.051 |
| | 010 | 3.01 % - 10.00 % | 1 | 39.441.754 |
| | 015 | 10.01 % - 20.00 % | 1 | 102.582.317 |
| | 020 | 20.01 % - 30.00 % | 0 | 0 |
| | 025 | 30.01 % - 40.00 % | 0 | 0 |
| | 030 | 40.01 % - 50.00 % | 0 | 0 |
| | 035 | MORE THAN 50.00 % | 1 | 569.472.561 |
| | 999 | **TOTAL** | 68.549 | 960.341.683 |
| 06 | | **RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED** | | |
| | 005 | 1-1000 | 37.061 | 22.025.872 |
| | 010 | 1001-5000 | 26.536 | 52.650.390 |
| | 015 | 5001-10000 | 2.871 | 19.494.299 |
| | 020 | 10001-50000 | 1.809 | 34.564.540 |
| | 025 | 50001-100000 | 141 | 9.733.739 |
| | 030 | 100001-500000 | 94 | 18.898.174 |
| | 035 | MORE THAN 500000 | 37 | 802.974.669 |
| | 999 | **TOTAL** | 68.549 | 960.341.683 |

# ATTACHMENT S-25
# FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
# GENERAL FINANCIAL INFORMATION ON EQUITY
# AND OTHER ENTRIES THROUGH DECEMER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | COLUMN 01 AMOUNT |
|---|---|---|---|
| 01 | 005 | SHARE NOMINAL VALUE | 32,800000005352 |
| | 010 | EQUITY VALUE PER SHARE WITH REAPPRAISAL | 2.901,78 |
| | 015 | EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL | 1.720,99 |
| | 020 | PROFIT PER SHARE | 194,91 |
| | 025 | LOSS PER SHARE | |
| 02 | 005 | DECREED DIVIDEND VALUE OF ORDINARY SHARES | 101.796.200.662 |
| | 010 | DECREED DIVIDEND VALUE OF OTHER SHARES | 0 |
| | 015 | DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES | 0 |
| | 999 | DECREED DIVIDENDS TOTAL VALUE | 101.796.200.662 |
| 03 | 005 | TOTAL DIVIDEND VALUE PER ORDINARY SHARE | 106 |
| | 010 | TOTAL DIVIDEND IN CASH PER ORDINARY SHARE | 0 |
| | 015 | PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1) | 90 |
| | 020 | NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE | 4 |
| | 025 | FIRST PAYMENT DATE | Octubre 19, 2005 |
| | 030 | DIVIDEND VALUE PER ORDINARY SHARE IN SHARES | 0 |
| | 035 | EXTRAORDINARY DIVIDEND VALUE PER SHARE | 0 |
| | 040 | DIVIDEND VALUE PER PRIVILIEDGED SHARE | 0 |
| | 045 | DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND | 0 |
| 04 | 005 | TOTAL NUMBER OF EMPLOYEES | 679 |
| | 010 | % PERMANENT EMPLOYEES | 100 |
| | 015 | % TEMPORARY EMPLOYEES | 0 |
| 05 | 005 | DEPRECIATION EXPENSE IN THE PERIOD | 5.981.341.000 |
| 06 | 005 | % USAGE OF INSTALLED CAPACITY | 100 |
| 07 | 005 | CASH PURCHASES IN LOCAL MARKET | 0 |
| | 010 | CASH PURCHASES IN FOREIGN MARKETS | 0 |
| | 015 | CREDIT PURCHASES IN LOCAL MARKET | 61.614.537.000 |
| | 020 | CREDIT PURCHASES IN FOREIGN MARKETS | 22.227.544.000 |
| | 999 | TOTAL PURCHASES | 83.842.081.000 |
| 08 | 005 | CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET | 0 |
| | 010 | CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS | 0 |
| | 015 | CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET | 708.280.291.826 |
| | 020 | CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS | 0 |
| | 999 | TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED | 708.280.291.826 |
| 09 | 005 | PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2) | A |

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

# ATTACHMENT S-25
# FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
# GENERAL FINANCIAL INFORMATION ON EQUITY
# AND OTHER ENTRIES THROUGH DECEMER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | COLUMN 01<br>AMOUNT |
|---|---|---|---|
| 01 | 005 | SHARE NOMINAL VALUE | 32,800000005352 |
| | 010 | EQUITY VALUE PER SHARE WITH REAPPRAISAL | 2.901,78 |
| | 015 | EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL | 1.720,99 |
| | 020 | PROFIT PER SHARE | 194,91 |
| | 025 | LOSS PER SHARE | |
| 02 | 005 | DECREED DIVIDEND VALUE OF ORDINARY SHARES | 101.796.200.662 |
| | 010 | DECREED DIVIDEND VALUE OF OTHER SHARES | 0 |
| | 015 | DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES | 0 |
| | 999 | DECREED DIVIDENDS TOTAL VALUE | 101.796.200.662 |
| 03 | 005 | TOTAL DIVIDEND VALUE PER ORDINARY SHARE | 106 |
| | 010 | TOTAL DIVIDEND IN CASH PER ORDINARY SHARE | 0 |
| | 015 | PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1) | 90 |
| | 020 | NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE | 4 |
| | 025 | FIRST PAYMENT DATE | Octubre 19, 2005 |
| | 030 | DIVIDEND VALUE PER ORDINARY SHARE IN SHARES | 0 |
| | 035 | EXTRAORDINARY DIVIDEND VALUE PER SHARE | 0 |
| | 040 | DIVIDEND VALUE PER PRIVILIEDGED SHARE | 0 |
| | 045 | DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND | 0 |
| 04 | 005 | TOTAL NUMBER OF EMPLOYEES | 679 |
| | 010 | % PERMANENT EMPLOYEES | 100 |
| | 015 | % TEMPORARY EMPLOYEES | 0 |
| 05 | 005 | DEPRECIATION EXPENSE IN THE PERIOD | 5.981.341.000 |
| 06 | 005 | % USAGE OF INSTALLED CAPACITY | 100 |
| 07 | 005 | CASH PURCHASES IN LOCAL MARKET | 0 |
| | 010 | CASH PURCHASES IN FOREIGN MARKETS | 0 |
| | 015 | CREDIT PURCHASES IN LOCAL MARKET | 61.614.537.000 |
| | 020 | CREDIT PURCHASES IN FOREIGN MARKETS | 22.227.544.000 |
| | 999 | TOTAL PURCHASES | 83.842.081.000 |
| 08 | 005 | CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET | 0 |
| | 010 | CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS | 0 |
| | 015 | CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET | 708.280.291.826 |
| | 020 | CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS | 0 |
| | 999 | TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED | 708.280.291.826 |
| 09 | 005 | PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2) | A |

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

# ATTACHMENT S-25
# FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
# GENERAL FINANCIAL INFORMATION ON EQUITY
# AND OTHER ENTRIES THROUGH DECEMER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | COLUMN 01 AMOUNT |
|---|---|---|---|
| 01 | 005 | SHARE NOMINAL VALUE | 32,800000005352 |
| | 010 | EQUITY VALUE PER SHARE WITH REAPPRAISAL | 2.901,78 |
| | 015 | EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL | 1.720,99 |
| | 020 | PROFIT PER SHARE | 194,91 |
| | 025 | LOSS PER SHARE | |
| 02 | 005 | DECREED DIVIDEND VALUE OF ORDINARY SHARES | 101.796.200.662 |
| | 010 | DECREED DIVIDEND VALUE OF OTHER SHARES | 0 |
| | 015 | DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES | 0 |
| | 999 | DECREED DIVIDENDS TOTAL VALUE | 101.796.200.662 |
| 03 | 005 | TOTAL DIVIDEND VALUE PER ORDINARY SHARE | 106 |
| | 010 | TOTAL DIVIDEND IN CASH PER ORDINARY SHARE | 0 |
| | 015 | PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1) | 90 |
| | 020 | NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE | 4 |
| | 025 | FIRST PAYMENT DATE | Octubre 19, 2005 |
| | 030 | DIVIDEND VALUE PER ORDINARY SHARE IN SHARES | 0 |
| | 035 | EXTRAORDINARY DIVIDEND VALUE PER SHARE | 0 |
| | 040 | DIVIDEND VALUE PER PRIVILIEDGED SHARE | 0 |
| | 045 | DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND | 0 |
| 04 | 005 | TOTAL NUMBER OF EMPLOYEES | 679 |
| | 010 | % PERMANENT EMPLOYEES | 100 |
| | 015 | % TEMPORARY EMPLOYEES | 0 |
| 05 | 005 | DEPRECIATION EXPENSE IN THE PERIOD | 5.981.341.000 |
| 06 | 005 | % USAGE OF INSTALLED CAPACITY | 100 |
| 07 | 005 | CASH PURCHASES IN LOCAL MARKET | 0 |
| | 010 | CASH PURCHASES IN FOREIGN MARKETS | 0 |
| | 015 | CREDIT PURCHASES IN LOCAL MARKET | 61.614.537.000 |
| | 020 | CREDIT PURCHASES IN FOREIGN MARKETS | 22.227.544.000 |
| | 999 | TOTAL PURCHASES | 83.842.081.000 |
| 08 | 005 | CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET | 0 |
| | 010 | CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS | 0 |
| | 015 | CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET | 708.280.291.826 |
| | 020 | CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS | 0 |
| | 999 | TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED | 708.280.291.826 |
| 09 | 005 | PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2) | A |

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

# FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
# SHORT-TERM ASSETS AND LIABLITIES THROUGH DECEMBER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | COLUMN 01 AMOUNT | |
|---|---|---|---|---|
| 01 INVESTMENTS | 005 | LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201 | 62.049.388.631 | 120100 |
| | 010 | LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202 | 22.877.728.400 | 120200 |
| | 015 | INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203 | 0 | 120300 |
| | 020 | INVESTMENTS - HEDGING OPERATIONS -1206 | 0 | 120600 |
| | 025 | EQUITY INVESTMENTS - COST METHOD -1207 | 10.285.666.560 | 120700 |
| | 030 | EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208 | 688.292.537.373 | 120800 |
| | 035 | FIXED INCOME INVESTMENTS - DTN - 1209 | 0 | 120900 |
| | 040 | FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211 | 0 | 121100 |
| | 045 | INVESTMENTS OF INTERNATIONAL RESERVES - 1212 | 0 | 121200 |
| | 050 | RIGHTS OF REPURCHASE OF INVESTMENTS - 1220 | 0 | 122000 |
| | 055 | PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280 | 0 | 128000 |
| | 999 | SUBTOTAL, INVESTMENTS | 783.505.320.964 | |
| 02 ACCOUNTS RECEIVABLE | 005 | CURRENT FISCAL YEAR 1305 | 0 | |
| | 010 | PREVIOUS FISCAL YEAR - 1310 | 0 | |
| | 015 | DIFFICULT COLLECTION - 1315 | 0 | |
| | 020 | PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380 | 0 | |
| | 999 | SUBTOTAL ACCOUNTS RECEIVABLE | 0 | |
| 03 DEBTORS | 005 | NON-TAX INCOME -1401 | 0 | 140100 |
| | 010 | CONTRIBUTION AND QUOTES - 1402 | 0 | 140200 |
| | 015 | PARAFISCAL INCOME - 1403 | 0 | 140300 |
| | 020 | SPECIAL FUNDS - 1404 | 0 | 140400 |
| | 025 | SALE OF GOODS - 1406 | 0 | 140600 |
| | 030 | RENDERING OF SERVICES - 1407 | 0 | 140700 |
| | 035 | PUBLIC UTILITIES - 1408 | 150.926.840.011 | 140800 |
| | 040 | HEALTH SERVICES - 1409 | 0 | 140900 |
| | 045 | CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410 | 0 | 141000 |
| | 050 | MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411 | 0 | 141100 |
| | 055 | TRANSFERS RECEIVABLE - 1413 | 0 | 141300 |
| | 060 | LOANS GRANTED - 1415 | 57.139.599.789 | 141500 |
| | 065 | GOVERNMENT LOANS GRANTED - 1416 | 0 | 141600 |
| | 070 | MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417 | 0 | 141700 |
| | 075 | MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418 | 0 | 141800 |
| | 080 | PAYMENTS IN ADVANCE DISBURSED - 1420 | 14.543.897.821 | 142000 |
| | 085 | ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422 | 1.854.577.448 | 142200 |
| | 090 | DEPOSITS DELIVERED - 1425 | 0 | 142500 |
| | 095 | DEBTORS' RIGHTS OF REPURCHASE - 1427 | 0 | 142700 |
| | 100 | GURANTEES FUND - FOGAFIN - 1428 | 0 | 475800 |
| | 105 | GUARANTEES FUND - FOGACOOP - 1429 | 0 | 142900 |
| | 110 | OTHER DEBTORS - 1470 | 16.312.317.392 | 147000 |
| | 115 | DIFFICULT COLLECTION DEBTS - 1475 | 0 | 147600 |
| | 120 | QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476 | 0 | 147600 |
| | 125 | PROVISION FOR DEBTORS (CR) - 1480 | -14.641.833.098 | 148000 |
| | 999 | SUBTOTAL DEBTORS | 226.135.399.362 | |
| 04 GOODS FOR PUBLIC BENEFIT AND USAGE | 005 | MATERIALS - 1703 | 0 | |
| | 010 | MATERIALS IN TRANSIT - 1704 | 0 | |
| | 015 | GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705 | 0 | |
| | 020 | GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710 | 0 | |
| | 025 | HISTORICAL AND CULTURAL GOODS - 1715 | 0 | |
| | 030 | GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720 | 0 | |
| | 035 | ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785 | 0 | |
| | 999 | SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE | 0 | |
| 05 RESOURCES | 005 | RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804 | 0 | |
| | 010 | INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806 | 0 | |
| | 015 | RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810 | 0 | |

ATTACHMENT S-26

# FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
# SHORT-TERM ASSETS AND LIABLITIES THROUGH DECEMBER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | COLUMN 01 AMOUNT | |
|---|---|---|---|---|
| | 020 | ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815 | 0 | |
| | 025 | NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820 | 0 | |
| | 030 | ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR) 1825 | 0 | |
| | 035 | INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830 | 0 | |
| | 040 | ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835 | 0 | |
| | 045 | INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840 | 0 | |
| | 050 | ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845 | 0 | |
| | 999 | SUBTOTAL RESOURCES | 0 | |
| 06 OTHER ASSETS | 005 | EXPENSES PAID IN ADVANCE - 1905 | 4.660.049.158 | 190500 |
| | 010 | DEFERRED CHARGES - 1910 | 99.201.005.670 | 191000 |
| | 015 | PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915 | 0 | 191500 |
| | 020 | ASSETS GIVEN TO THIRD PARTIES - 1920 | 92.098.399 | 192000 |
| | 025 | ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925 | -34.322.827 | 192500 |
| | 030 | ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926 | 0 | 192600 |
| | 035 | ASSETS RECEIVED IN PAYMENT - 1930 | 15.882.986.555 | 193000 |
| | 040 | PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935 | -8.747.601.881 | 193500 |
| | 045 | ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940 | 0 | 194000 |
| | 050 | ASSETS ACQUIRED IN LEASING- - 1941 | 0 | 194100 |
| | 055 | DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942 | 0 | 194200 |
| | 060 | RESPONSIBILITIES - 1950 | 577.602 | 195000 |
| | 065 | PROVISION FOR RESPONSIBILITIES (CR) - 1955 | -577.602 | 195500 |
| | 070 | CULTURAL AND ARTISTIC ASSETS - 1960 | 0 | 196000 |
| | 075 | PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965 | 0 | 196500 |
| | 080 | INTANGIBLES - 1970 | 89.670.915.477 | 197000 |
| | 085 | ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975 | -41.224.398.979 | 197500 |
| | 090 | PRINCIPAL AND SUBORDINATE - 1995 | 0 | 199500 |
| | 095 | ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996 | 0 | 199600 |
| | 100 | PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997 | 0 | 199700 |
| | 105 | REAPPRAISALS - 1999 | 1.133.960.963.004 | 199900 |
| | 999 | SUBTOTAL OTHER ASSETS | **1.293.461.694.577** | |
| 07 CENTRAL BANK OPERATIONS | 005 | CENTRAL BANK OPERATIONS - 2105 | 0 | |
| | 010 | MONETARY REGULATION AND EXCHANGE SECURITIES - 2106 | 0 | |
| | 015 | EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107 | 0 | |
| | 020 | OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110 | 0 | |
| | 999 | SUBTOTAL CENTRAL BANK OPERATIONS | 0 | |
| 08 PUBLIC CREDIT OPERATIONS | 005 | SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202 | 0 | 220200 |
| | 010 | SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203 | 0 | 220300 |
| | 015 | SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240 | 0 | 224000 |
| | 020 | SHORT-TERM GOVERNMENTAL LOANS -2241 | 0 | 224100 |
| | 025 | LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245 | 0 | 224500 |
| | 030 | LONG-TERM GOVERNMENTAL LOANS 2246 | 0 | 224600 |
| | 035 | INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260 | 0 | 226000 |
| | 040 | INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261 | 0 | 226100 |
| | 045 | INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262 | 0 | 226200 |
| | 050 | INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263 | -19.283.081.993 | 226300 |
| | 055 | INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266 | 0 | 226600 |
| | 060 | INTEREST ON SHORT-TERM GOV. LOANS | 0 | 226700 |
| | 065 | INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268 | 0 | 226800 |
| | 070 | INTEREST ON LONG-TERM GOV. LOANS - 2269 | 0 | 226900 |
| | 075 | FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280 | 0 | 228000 |
| | 080 | FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281 | 0 | 228100 |

ATTACHMENT S-26

# FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
# SHORT-TERM ASSETS AND LIABLITIES THROUGH DECEMBER 31, 2005

| Capture Unit | Line Code | LINE DESCRIPTION | COLUMN 01 AMOUNT | |
|---|---|---|---|---|
| | 085 | FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286 | 0 | 228600 |
| | 090 | FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287 | 0 | 228700 |
| | 999 | SUBTOTAL PUBLIC CREDIT OPERATIONS | -19.283.081.993 | |
| 09 OUTSTANDING DEBENTURES | 005 | LIQUIDITY MANAGEMENT - 2301 | 0 | 230100 |
| | 010 | CREDITS OBTAINED - 2302 | -393.089.888.658 | 230200 |
| | 015 | CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303 | 0 | 230300 |
| | 020 | FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315 | 0 | 231500 |
| | 025 | INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320 | 0 | 232000 |
| | 030 | INTERESTS PAID ON CREDITS OBTAINED -2322 | -4.110.487.837 | 232200 |
| | 035 | INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323 | 0 | 232300 |
| | 999 | SUBTOTAL FINANCIAL DEBENTURES | -397.200.376.495 | |
| 010 ACCOUNTS PAYABLE | 005 | ACQUISITION OF LOCAL GOODS AND SERVICES - 2401 | -39.910.635.980 | 240100 |
| | 010 | TRANSFERS - 2403 | 0 | 240300 |
| | 015 | ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406 | -21.676.787.040 | 240600 |
| | 020 | INSURANCE AND RE-INSURANCE OPERATIONS - 2415 | 0 | 241500 |
| | 025 | EQUITY TO BE PAID TO AFFILIATES - 2420 | 0 | 242000 |
| | 030 | CREDITORS - 2425 | -28.563.861.820 | 242500 |
| | 035 | GRANTED SUBSIDIES - 2430 | 0 | 243000 |
| | 040 | WITHOLDING AND DOCUMENT TAXES - 2436 | -3.506.542.634 | 243600 |
| | 045 | INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437 | -35.981.134 | 243700 |
| | 050 | TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440 | -639.559.001 | 244000 |
| | 055 | VALUE ADDED TAX - VAT - 2445 | -454.034.388 | 244500 |
| | 060 | PAYMENTS IN ADVANCE RECEIVED - 2450 | -1.134.138.270 | 245000 |
| | 065 | DEPOSITS RECEIVED FROM THIRD PARTIES - 2455 | -2.635.734.303 | 245500 |
| | 070 | LEGAL CREDITS - 2460 | 0 | 246000 |
| | 075 | REWARDS TO BE PAID - 2465 | 0 | 246500 |
| | 080 | MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470 | 0 | 247000 |
| | 085 | OTHER ACCOUNTS PAYABLE - 2490 | -140.168.605.549 | 249000 |
| | 999 | SUBTOTAL ACCOUNTS PAYABLE | -238.725.880.117 | |
| 011 LABOR LIABILITIES | 005 | SALARIES AND EMPLOYEE BENEFITS - 2505 | -5.584.890.434 | 250500 |
| | 010 | RETIREMENT PENSIONS PAYABLE - 2510 | 0 | 251000 |
| | 015 | SOCIAL SECURITY IN HEALTH - 2550 | 0 | 255000 |
| | 020 | SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560 | 0 | 256000 |
| | 025 | SOCIAL SECURITY IN RETIREMENT PENSIONS -2570 | 0 | 257000 |
| | 999 | SUBTOTAL LABOR LIABILITIES | -5.584.890.434 | |
| 012 BONDS | 005 | RETIREMENT AND PENSION BONDS - 2625 | 0 | |
| | 010 | SECURITIES ISSUED - 2630 | 0 | |
| | 999 | SUBTOTAL BONDS | 0 | |
| 013 OTHER LIABILITIES | 005 | COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905 | -33.814.382.095 | 290500 |
| | 010 | ANTICIPATED INCOME RECEIVED - 2910 | -884.098.302 | 291000 |
| | 015 | DEFERRED CREDITS -2915 | -164.002.042.818 | 291500 |
| | 020 | OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921 | 0 | 292100 |
| | 025 | OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922 | 0 | 292200 |
| | 030 | LIABILITES IN MANAGEMENT RESEARCH - 2996 | 0 | 299600 |
| | 999 | SUBTOTAL OTHER LIABILITIES | -198.700.523.215 | |

ISA Interconexión Eléctrica S.A. E.S.P.



## REGULAR SHAREHOLDERS' MEETING
## 12. APPOINTMENT OF INDEPENDENT AUDITOR AND FIXING OF FEES

## THE AUDITING COMMITTEE OF
## INTERCONEXION ELECTRICA S. A. E.S.P. - ISA-

## CONSIDERING THAT:

1. In order to comply with current regulations the Company requires Independent Auditing services.

2. As provided under Article 26, Number 9 of the Articles of Incorporation of Interconexion Electrica S.A. E.S.P., the Shareholders' Meeting is empowered to appoint Independent Auditors.

3. As provided by ISA's Code of Good Governance in Title IV, Chapter II, Number 1.1, the Company's Independent Auditor is appointed for a one-year period and can be reelected.

4. On March 31, 2006, PRICEWATERHOUSECOOPERS LTDA. finishes its first year of services as Independent Auditor of Interconexion Electrica S. A. E. S. P.

5. PRICEWATERHOUSECOOPERS LTDA. has periodically presented progress reports for its Work Plan 2005 and its services have been satisfactorily received.

6. PRICEWATERHOUSECOOPERS LTDA. submitted an economic offer for the April 1, 2006 – March 31, 2007 period of THREE HUNDRED THREE MILLION PESOS ($303,000,000) plus the corresponding sales tax VAT, that corresponds to a 4.85% increase with respect to year 2005.

## IT IS PROPOSED:

1. To appoint PRICEWATERHOUSECOOPERS LTDA. as Independent Auditor of INTERCONEXION ELECTRICA S. A. E.S.P. for the April 1, 2006 – March 31, 2007 period.

2. To set the amount of THREE HUNDRED THREE MILLION PESOS ($303,000,000) plus the corresponding VAT as the Independent Auditor's professional fees.

Medellin, March 27, 2006

**Ministry of Finance and Public Credit**
**Republic of Colombia**

Bogota D. C.,
**Mr.**
**JAVIER GUTIERREZ PEMBERTHY**
General Manager
INTERCONEXION ELECTRICA S. A. E. S. P.
Calle 12 Sur 18-168
Medellin

**REFERENCE:** ISA's Board of Directors

Dear Mr. Gutierrez,

The State, as a shareholder of ISA, requests the publication in ISA's Webpage – Shareholders' section, of the list of candidates for ISA's Board of Directors for the April 2006 – March 2007 period, that will be presented for the consideration of the Stockholders' Meeting to be held in Medellin on March 27.

The publication of the names of positions and/or persons in the list, seeks that under a criteria of transparency, the other shareholders of the company know in advance the names of the people to be proposed for such an important duty, so as to build a collective will for the corporation.

We thank you for your endeavors regarding our request.

Yours truly,

(signed)

**GLORIA INES CORTES ARANGO**
Vice-minister General

INTERCONEXION ELECTRICA S. A. E. S. P.

BOARD OF DIRECTORS

COMPOSITION APRIL 2006 – MARCH 2007

| PRINCIPAL MEMBERS | | ALTERNATE MEMBERS |
|---|---|---|
| 1 | MINISTRY OF MINES AND ENERGY<br>MINISTER | MINISTRY OF MINES AND ENERGY<br>VICE-MINISTER |
| 2 | MINISTRY OF FINANCE AND PUBLIC CREDIT<br>VICE-MINISTER GENERAL | MINISTRY OF FINANCE AND PUBLIC CREDIT<br>MINISTER'S OFFICE LEGAL COUNSEL |
| 3 | ISAAC YANOVICH FARBAIARZ | LUIS FERNANDO URIBE RESTREPO |
| 4 | EMPRESAS PUBLICAS DE MEDELLIN<br>ENERGY DIRECTOR | EMPRESAS PUBLICAS DE MEDELLIN<br>ENERGY DISTRIBUTION MANAGER |
| 5 | LUIS FERNANDO ALARCON MANTILLA | JORGE HERNAN CARDENAS SANTAMARIA |
| 6 | HERNAN MARTINEZ TORRES | MARIA ISABEL PATIÑO OSORIO |
| 7 | ORLANDO CABRALES MARTINEZ | ANDRES MEJIA CARDONA |

ISA Interconexión Eléctrica S.A. E.S.P.

# REGULAR STOCKHOLDERS' MEETING

## 14. APPROPRIATION AND DISTRIBUTION OF YEAR 2005 EARNINGS TO ESTABLISH RESERVE REQUIRED BY FISCAL AUTHORITIES, DECLARE DIVIDENDS, AND ESTABLISH OCCASIONAL RESERVE FOR PROTECTION OF EQUITY

### CONSIDERING THAT:

Earnings distribution shall be made according to the Code of Commerce, the Corporation's Articles of Incorporation and the decisions of the Stockholders's Meeting,

### IT IS PROPOSED:

**1. TO APPROPRIATE AND DISTRIBUTE EARNINGS OF 2005 FISCAL YEAR TO ESTABLISH RESERVE REQUIRED BY FISCAL REGULATIONS AND TO DECLARE DIVIDENDS**

From COL$187,179 million total net income of the year 2005, to establish reserve required by fiscal authorities in the amount of COL$52,904 million, as provided in Article 130 of Tax Law, and distribute as dividend 86% of distributable income totaling $115,241[1] million.

| | Millions of pesos |
|---|---|
| Net income | 187,179 |
| Reserve required by fiscal authorities (Tax Law Article 130) | 52,904 |
| Total distributable income | 134,275 - |
| Distributable income to be distributed as dividend | 115,241 |
| Distributable income available for reserves | 19,034 |

[1] According to current fiscal regulations, these dividends shall be non-taxable.

## 2. To appropriate earnings of year 2005 to establish occasional reserve for protection of equity

From 2005 income available after distributing dividends establish an occasional reserve for protection of equity in the amount of $19,034.

| | Millions of pesos |
|---|---|
| Distributable income available for reserves | $19,034 - |
| Occasional reserve for protection of equity | $19,034 |
| Total | 0 |

Accordingly, Messrs. Stockholders are hereby informed that should this proposition be approved, total $115,241 million will be paid as dividends corresponding to $120 per share. Payment will be made in four (4) quarterly installments of $30 per share on April 19, July 19 and October 19, 2006, and January 19, 2007.

Medellín, March 27, 2006

ISA

ISA Interconexión Eléctrica S.A. E.S.P.

## REGULAR STOCKHOLDERS' MEETING

## 15. ISSUANCE OF BONDS IN COLOMBIA AND OUTSIDE COLOMBIA

### I. INTRODUCTION

As part of its international investment strategy, ISA will continue to have a presence in the national capital market, while at the same time entering the international capital markets through bond issues of up to three hundred million dollars (US$300,000,000).

The intended use of the resources from bond issues will be the financing of future investments and debt handling operations aimed at improving the risk profile of ISA's debt portfolio. Issuance of bonds outside Colombia will allow ISA to: widen its financing sources; position the corporation in the international capital markets; and obtain more competitive financial conditions regarding amounts, terms, and interest rates.

According to ISA's articles of incorporation, the Regular Shareholders' Meeting shall authorize the issuance of convertible or non-convertible bonds, while it corresponds to the Board of Directors to regulate issuance and placement of bonds, as well as prepare corresponding prospectus, that is, to define the amounts to be placed, and the particular terms for each issue, according to the corporation's needs and taking into account the total amount authorized by the Shareholders' Meeting. To such effect, due approvals from competent entities are in order in each case.

### II. DEFINITION

As established by article 752 of the Code of Commerce, bonds are securities incorporating an aliquot part of a collective credit payable by a corporation or entity subject to governmental inspection and surveillance.

In turn, article 1.2.4.1 of Resolution 400 of 1995 of the General Chamber of the Colombian Financial Superintendency amended by Resolution 135 of 2001, article 1, provides that *"any entity that according to its legal regime has the capability for such, can issue bonds to be placed through public offering, upon authorization of the offering by the Colombian Financial Superintendency."* Bonds issued by corporations are one of the financing alternatives at their disposal to obtain resources.

## III. REGULATORY FRAME FOR BOND ISSUANCES

Regulations applicable to ISA authorize it to conduct, through its different bodies (Stockholders' Meeting, Board of Directors and General Manager), all activities "established in the Law or in the bylaws"[1].

Likewise, Article 5, paragraph 3, of ISA's articles of incorporation establishes that "The Corporation, through its corporate bodies, and subject to the commercial, civil and labor legislation, may perform any kind of legal acts and business, dispose of the assets which make up its equity, and acquire any type of property and liabilities whatsoever."

**Authority of the Stockholders' Meeting**

Article 26, number 12, of ISA's articles of incorporation establishes that it is the authority of the Shareholders' Meeting "To Authorize any issuance and placement of shares on reserve. It may also order the issuance of bonds, convertible or not in either common shares or preferred shares."

**Authority of the Board of Directors**

Once the bond issuance has been approved by the Stockholders' Meeting, as provided by Article 34, number 10, of ISA's articles of incorporation, it corresponds to the Board of Directors to regulate the issuance and

[1] Articles 187 and 420 of the Code of Commerce.

placement of the Corporation's shares and bonds and approve the corresponding prospectus."

**Additional requisites**

Since ISA is currently authorized, according to its articles of incorporation, to issue bonds, it is important to determine what other requisites and authorizations are needed according to regulation applicable to public credit and securities market operations.

According to article 76 of Law 143 of 1994, "The acts and contracts, except those referring to loan agreements, entered into by corporations with State participation in their capital stock, regardless of the amount of such participation, are ruled by private law." And, according to article six of Law 781 of 2002, authorization by the Ministry of Finance and Public Credit is required. For such reason, and exceptionally, in the case of ISA, a Mixed-ownership Public Utilities Corporation, the issuance, subscription, and placement of its bonds shall be ruled by legislation applicable to public credit operations foreseen in article 41 of Law 80 of 1993, and in Decree 2681 of 1993 and its subsequent modifications.

In such circumstances, Interconexion Electrica S.A. E.S.P. must conduct all necessary procedures according to current legal regulations for issuance of bonds in and outside Colombia, before: (i) The Ministry of Finance and Public Credit; (ii) The National Planning Department; (iii) Colombian Central Bank; (iv) the Colombian Financial Superintendency; and (v) the Colombian Stock Exchange. Below is a brief summary of the different procedures to be conducted:

ISA



**(i and ii) Authorizations by the Ministry of Finance and Public Credit and the National Planning Department:**

| FOREIGN DEBT SECURITIES | DOMESTIC DEBT SECURITIES |
|---|---|
| Issuance and placement of bonds shall require authorization for starting procedures, granted through resolution of the Ministry of Finance and Public Credit, upon favorable opinion from the National Planning Department, and subsequently, authorization for issuance and placement, including subscription of corresponding contracts, granted through resolution of the Ministry of Finance and Public Credit, determining the timing, characteristics and conditions of the placement, according to market conditions (Art. 20 Decree 2681/93) | Issuance and placement of domestic public debt securities by Colombian entities shall require authorization through resolution of the Ministry of Finance and Public Credit, determining the timing, characteristics and conditions of the placement, authorization which shall be granted upon favorable opinion from the National Planning Department (Art. 19 Decree 2681/93) |

**(iii) Compliance with financial terms established by the Board of Directors of Colombian Central Bank:**

| FOREIGN DEBT SECURITIES | DOMESTIC DEBT SECURITIES |
|---|---|
| Issuance and placement of bonds in the international market is subject to those general-nature financial conditions established by the Board of Directors of Colombian Central Bank. These conditions are to be established generally by Colombian Central Bank, as stipulated in letter c of article 16 of chapter 5 of Law 31 of 1992. | Issuance and placement of bonds denominated in Colombian pesos in the Colombian market shall abide by the general-nature financial conditions established by the Board of Directors of Colombian Central Bank. These conditions are stipulated in External Regulatory Circular Letter UT-48 of July 31 of 1998 of Colombian Central Bank regulating External Resolution No. 3 of 1998. |

**(iv) Colombian Financial Superintendency Regulations:**

The Colombian Financial Superintendency will authorize ISA to issue bonds in and outside Colombia once the following requirements established in Resolution 400 of 1995 have been complied with:

1. The amount of the bond issue to be filed with the National Registry of Securities and Intermediaries for public offering or listing on the Stock Exchange shall not be less than two thousand (2,000) monthly statutory minimum wages.

2. The bonds to be placed through public offering shall be listed on a stock exchange prior to the offering.

3. Bonds cannot be issued with maturities of less than one (1) year.

4. In the event the bond issue is to be publicly offered abroad, in whole or in part, the bonds may be rated by a foreign rating agency of well renowned background to the opinion of the Superintendency.

5. It is possible to conduct simultaneous offerings of bond issues that are part of an issue and placement program. The issuer shall indicate in the offering notice that the bonds are part of an issue and placement program, and specify the maximum global amount and the amounts of the respective bond issues whose placement term is in effect.

6. Bonds issued for placement or trading in the securities market shall have a representative for the bondholders. For bond issues that are to circulate both in Colombia and abroad, the Securities Superintendency may authorize that the legal representative for the bondholders be replaced by another legal institution that, in its opinion, looks properly after the interests of the bondholders and watches the compliance with liabilities incurred with them by the issuer.

7. Once the issue has been authorized, the legal representative of the issuer shall establish any guarantees that are necessary.

8. Preparation of a prospectus for the bonds to be placed through public offering according to the instructions of the Financial Superintendent.

9. Filing with the National Registry of Securities and Intermediaries and authorization for the public offering.

10. Selection of the Administrator of the issue.

**(v) Colombian Stock Exchange:**

Securities shall be listed on the Colombian Stock Exchange.

## IV. DESTINATION OF AMOUNTS OF BOND ISSUES IN COLOMBIA AND OUTSIDE COLOMBIA APPROVED BY THE STOCKHOLDERS' MEETINGS OF 2001 AND 2004

The following table shows the destination of amounts authorized by the Stockholders' Meetings of 2001 and 2004, and the terms for each issue.

| Stockholders' Meeting No. and Amount Approved | Board of Directors | Program | Destination | Amount COL$ million | Amount equiv. US$ million | Financial Conditions – Term and Rate | BALANCE US$ million |
|---|---|---|---|---|---|---|---|
| **June 11, 2001 US$ 300.0 million Minutes 89** | **567** Authorized Issuance and Placement Ruling | 3rd Issue | Debt Handling and Cash Flow | **130,000** | **56.1** | 10 years CPI + 8.1% | **243.9** |
| | **604** Authorized Bond Program | **PROGRAM** | Investment, Debt Handling and Cash Flow 2003 - 2007 | **450,000** | **167.0** | Market & MHCP terms | **76.9** |
| | | 1st tranche | Debt Handling and Cash Flow | 150,000 | 55.7 | 12 years CPI + 7.3% | |
| | | 2nd tranche | Debt Handling and Cash Flow | 100,000 | 37.1 | 7 years CPI + 7.0% | |
| | | 3rd tranche | Prepayment BID 687 | 108,865 | 40.4 | 15 years CPI + 7.19% Callable year 8 | |
| | **TOTAL AUTHORIZED BY STOCKHOLDERS' MEETING** | | | | | **376,0** | |
| **March 29, 2004 US$ 300.0 mill. Minutes 92** | **621** Authorized Program Expansion | 4th tranche (1) | Investment, Debt Handling and Cash Flow 2005 - 2008 | **400,000** | **166.9** | Market & MHCP terms | **210.0** |
| | **629** Authorized starting procedures for issuance of foreign bonds | Foreign bonds | Investment, Debt Handling and Cash Flow 2006 - 2008 | | **210.0** | International market terms | **- 0 -** |

## V. JUSTIFICATION

As part of its growth strategy, Interconexion Electrica S.A. has made important investments in Colombia and abroad in the last few years, both in

the area of electricity and that of telecommunications. These investments have required considerable sums, both of capital and indebtedness.

Reorganization of the electricity transport sector underway in several countries of the continent has allowed identification of interesting business opportunities for ISA. Due to which, and given the consolidation of projects that have been the target of previous investment, the corporation continues to develop this growth strategy, and it currently studies other investment options in the sectors and countries deemed strategic by the Board of Directors. Current participation in different processes in Latin American countries will require significant financing. Some of these projects have already reached definition, and others are expected to do so in the next few months, making a previously structured funding scheme indispensable.

Since they are open projects, their importance attracts considerable competition, with the logical chances to prevail or not, but in case of positive results, as we expect in at least some of them, we must be prepared.

## VI. PROPOSAL

Based on the previous, the forthcoming PROPOSAL is put to the consideration of the shareholders:

- Authorize issuance of non-convertible bonds up to the equivalent of THREE HUNDRED MILLION DOLLARS (US$300,000,000), which can be placed in Colombia or outside Colombia, depending on particular market conditions and on authorizations granted by the Board of Directors and State entities with a competence to such effect. The Board of Directors will determine the amounts to be placed, both domestically and internationally.

- Empower the management to conduct studies, analyses, and contracts necessary for each placement.

Medellin, March 27, 2006

ISA Interconexión Eléctrica S.A. E.S.P.

## REGULAR STOCKHOLDERS' MEETING

### 16. ISSUANCE OF PREFERRED STOCK WITH NO VOTING RIGHTS AND CORRESPONDING AUTHORIZATION TO THE BOARD OF DIRECTORS AND THE GENERAL MANAGER

### I. INTRODUCTION

Part of ISA's continued efforts to develop its growth strategies and achieve its corporate vision is the availing of the new local and international business opportunities in the power and telecommunications sectors, where its competitive edge can be applied and developed. At present, Latin America's favorable juncture continues to offer important opportunity for growth and strategy advancement.

Financing of its investment plan and optimization of its capital structure call for issuing of stock by ISA in both domestic and international markets in the next few years.

The Company will issue preferred stock with no voting rights, an alternative that allows companies such as ours to widen their capital by attracting resources from small and mid-size investors.

### II. DEFINITIONS

Preferred shares with no voting rights entitle the holder to: a minimum dividend set by the subscription ruling, payable with a preference with respect to that of common stock; preferential refund of contributions upon payment of external liabilities, in case of corporate dissolution; and all other rights corresponding to common stock, except the rights to attend the Meeting and vote in it.

## III. REGULATORY FRAME FOR STOCK ISSUANCES

### Legal Frame

ISA's Shareholders' Meeting shall first approve any initial public offering of shares. Then, the Board of Directors, empowered by the Shareholders' Meeting, shall prepare the Subscription Ruling and approve all other operating conditions of the issue.

According to Resolution 400 of 1995 of the Colombian Securities and Exchange Commission, now Colombian Financial Superintendency, carrying out an initial public offering in the domestic market calls for compliance with the following requirements:

- Authorization of public offering by the Colombian Financial Superintendency.
- Preparation of the prospectus.
- Filing of the shares with the National Registry of Securities and the Colombian Stock Exchange. For the proposed case, use of the early filing and public offering regime is advisable:

**(i) Filing with the National Registry of Securities and Issuers:** To file the shares with the National Registry of Securities and Issuers, the following documents are to be attached:

- Filing form provided by the Colombian Financial Superintendency.
- Facsimile or model of the shares.
- Issue and placement ruling, and a copy of the minutes to the meeting of the competent body approving it, as provided by the articles of incorporation.
- A copy of the technical, financial, and social justification of the issue, as well as its financing plan and sources of income together with an annual expenditure timetable in local and foreign currency.
- Certificate of incorporation and incumbency, with date of issue not earlier than three months.

It is important to point out that filing with the National Registry of Securities and Issuers can be an early filing, in which case, the term to carry out the public offering of early filed securities will be two (2) years that can be prolonged.

Securities listed through this mechanism with the National Registry of Securities and Issuers can be placed in one or in successive trenches through public offering at any

given time during validity of early filing, for which the offering shall be deemed as authorized as of the moment the filing is approved.

Early filing with the National Registry of Securities and Issuers shall be carried out by filling out the form provided by the Colombian Financial Superintendency, together with documents and requisites previously mentioned.

**(ii) Authorization from the Colombian Financial Superintendency:** To obtain authorization for public offering, ISA shall send the following documents to the Colombian Financial Superintendency:

- A request letter signed by the corporation's legal representative and by the legal representative of the holders of the shares, if applicable. Such letter shall indicate justification for price, or the mechanisms leading to its determination.

- Legal Information consisting of:

a) Certification by ISA's independent auditors.

b) A copy of the minutes to the meeting of the competent social body approving the respective stock issuance and placement ruling.

c) Project of the public offering notice, which must contain at least the following information: (i) Placement ruling, (ii) Offerees, (iii) An indication that the prospectus has been made available to prospective investors at the Colombian Financial Superintendency, at the issuer's offices, at the offices of the selling agent, and at the stock exchanges where the shares are listed, if applicable, and (iv) Warning in outstanding print that filing with the National Registry of Securities and Issuers and authorization for public offering by the Colombian Financial Superintendency do not constitute certification as to the soundness of the security or solvency of the issuer.

d) Two copies of the placement prospectus, whose contents must be precise and verifiable, as well as contain at least the following data: (i) Name, registered domicile and main office's address of issuer; (ii) general features of the offering (type of security offered, negotiability, par value, yields, rules regarding replacement, fractioning and integration of securities, and offerees); (iii) Information on use of the resources obtained through the offering; (iv) Stock exchanges where the securities are to be listed; (v) Name and corporate purpose of the parent and subordinate companies, and the nature of their relation; (vi) Information on and financial indicators of the issuer filled out in the forms provided by the Colombian Financial Superintendency to that effect; (vii) Negotiable instruments that have been the object of public offering and yet to be redeemed, indicating their general characteristics; (viii) Certification by those involved in preparation of the prospectus, indicating that they exercised duly diligence in

verifying its contents, certifying its veracity, and stating that it does not include material information omissions that can affect the decision of prospective investors; (ix) Warning in outstanding print that filing with the National Registry of Securities and Issuers and authorization for public offering by the Colombian Financial Superintendency do not constitute certification as to the soundness of the security or solvency of the issuer.

e) Copy of the brochures and other advertising materials to be used to promote the securities offered.

- Whatever essential or relevant information with a potential for present or future impact on the normal conduct of business of ISA, its financial statements, and/or its securities and their offering.

- Contracts: (i) A true copy of the contracts with intermediaries for placement of securities, and (ii) a copy of the draft of contract for administration of the issuance (if applicable).

**Articles of Incorporation Ruling**

Article 26, number 12, of ISA's articles of incorporation establishes that it is the authority of the Shareholders' Meeting "To authorize any issuance and placement of shares on reserve." Additionally, Article 34, number 10, establishes as the duties of the Board of Directors "To regulate the issuance and placement of the Corporation's shares and bonds and prepare the corresponding prospectus."

## IV. PROPOSITION

The following proposition is put to the consideration of the shareholders:

- Authorize issuance and placement of up to TWO HUNDRED FORTY MILLION (240,000,000) preferred shares with no voting rights with a unit par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO CENTS ($32.80000000535200). The Board of Directors shall determine the amounts to be placed at both the domestic and international levels.

- Delegate to and authorize the Board of Directors of ISA to regulate issuance and placement of shares, and prepare respective prospectus.

- Authorize the General Manager of ISA to conduct all activities necessary to carry out issuance and placement of shares.

Medellin, March 27, 2006